Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

WALNUT SYCAMORE HOLDINGS LLC,

SYCAMORE MERGER SUB LLC,

SANDERSON FARMS, INC. and

WAYNE FARMS LLC

(solely for purposes of Section 4.14, Section 5.2, and Section 5.3, and, solely to the extent related to such provisions, Article 8)

Dated as of August 8, 2021

ii

Exhibit A – Company Bylaws

Company Disclosure Letter

Parent Disclosure Letter

Schedule 6.1(c)

iii

AGREEMENT AND PLAN OF MERGER, dated as of August 8, 2021 (this “Agreement”), by and among Walnut Sycamore Holdings LLC, a Delaware limited liability company (“Parent”), Sycamore Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub”), Sanderson Farms, Inc., a Mississippi business corporation (the “Company”), and solely for purposes of Section 4.14, Section 5.2, and Section 5.3, and, solely to the extent related to such provisions, ARTICLE 8, Wayne Farms LLC, a Delaware limited liability company (“Walnut”).

W I T N E S S E T H :

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has unanimously (a) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) adopted the plan of merger set forth in this Agreement, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (d) resolved to recommend approval of this Agreement by the stockholders of the Company;

WHEREAS, the boards of directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the sole member of Merger Sub has approved this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of Cargill, Incorporated (the “Cedar Guarantor”) and Continental Grain Company (the “Conifer Guarantor”, and together with the Cedar Guarantor, the “Equity Investors”) is entering into a respective limited guarantee with the Company pursuant to which such Equity Investor is guaranteeing certain obligations of Parent hereunder; and

WHEREAS, Parent, Merger Sub, the Company and Walnut desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, the Company and, for the limited purposes for which it is a party, Walnut agree as follows:

ARTICLE 1

THE MERGER

Section 1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the laws of the State of Mississippi as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly owned Subsidiary of Parent.

Section 1.2    Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) on the third (3rd) Business Day after the satisfaction or waiver in accordance with this Agreement by the party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other place, time and date as the Company and Parent may agree in writing; provided, that in the case of clauses (a) and (b) the Closing shall not occur before September 30, 2021 without the prior written consent of Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, each of the Company and Merger Sub shall cause (a) the articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Mississippi in accordance with Section 79-4-11.06 of the MBCA and (b) the certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Title 6, Section 18-209 of the DLLCA. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Mississippi or at such later date or time as may be agreed by the Company and Parent and specified in the Articles of Merger in accordance with the MBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA and the DLLCA.

Section 1.5    Organizational Documents of the Surviving Corporation. Subject to Section 5.11, at the Effective Time: (a) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the MBCA and such articles of incorporation; and (b) the bylaws of the Company as in effect immediately prior to the Effective Time, as amended and restated in the form attached hereto as Exhibit A (the “Company Bylaws”, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the MBCA and such bylaws.

Section 1.6    Directors of the Surviving Corporation. Subject to applicable Law, the initial directors of the Surviving Corporation shall be appointed by the managing member of Merger Sub immediately prior to the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.7    Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Capital Stock.

(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)    Conversion of Common Stock. Each share of common stock, par value $1.00 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) that is outstanding immediately prior to the Effective Time, but excluding Cancelled Shares, Dissenting Shares and Shares covered by Company Restricted Share Awards, shall be converted automatically into the right to receive $203.00 per Share in cash, without interest (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

(ii)    Cancellation of Shares. Each Share that is owned by the Company as treasury stock or otherwise, or by Parent or Merger Sub, or by any wholly owned Subsidiary of the Company, Parent or Merger Sub, immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)    Conversion of Merger Sub Common Stock. Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)    Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the MBCA (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the approval of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 79-4-13.01, et seq., of the MBCA with respect to any such Shares held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 79-4-13.01, et seq., unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 79-4-13.01, et seq., of the MBCA and as provided in the previous sentence. The Company shall give Parent (i) prompt written notice of any demands received by the Company for appraisals of Shares and (ii) the reasonable opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with prior written consent of the Company, make any payment with respect to any demands for appraisal or settle, compromise, offer to settle or compromise any such demands or waive any failure to timely deliver a written notice for appraisal or otherwise to comply with Section 79-4-13.01, et seq., of the MBCA.

(c)    Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2    Exchange of Certificates.

(a)    Paying Agent. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably acceptable to the Company) to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being hereinafter referred to as the “Exchange Fund”).

(b)    Payment Procedures.

(i)    As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii)    Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii)    The Paying Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c)    Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the one (1)-year anniversary of the Effective Time shall thereafter be delivered to Parent or the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e)    No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)    Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation pursuant to Section 2.2(d).

(g)    Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3    Treatment of Company Equity Awards.

(a)    Company Restricted Share Awards. Each award of Shares granted by the Company prior to the date hereof, or granted by the Company after the date hereof in accordance with Section 5.1(b) of the Company Disclosure Letter to a non-employee director of the Company, that in either case is subject to any time-based vesting, forfeiture or other lapse restrictions (but not performance-based vesting, forfeiture or other lapse restrictions) (each, an “Accelerated Company Restricted Share Award” and, together with any award of shares granted by the Company following the date hereof in accordance with Section 5.1(b) of the Company Disclosure Letter, the “Company Restricted Share Awards”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares covered by such Accelerated Company Restricted Share Award immediately prior to the Effective Time. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Restricted Share Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly following the Effective Time but in any event no later than the fifth (5th) Business Day following the Effective Time. All Shares covered by the Accelerated Company Restricted Share Awards that have been converted into the right to receive the Merger Consideration as provided in this Section 2.3(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

(b)     Company Performance Share Awards.

(i)    Each award of Shares granted subject to performance-based vesting with a performance period that commenced on November 1, 2019 (each, a “2019 Company Performance Share Award”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, be converted into:

(A)    a fully vested right to receive an amount in cash equal to the product obtained by multiplying (I) the number of Shares covered by such award as of immediately prior to the Effective Time, calculated based on the actual level of performance in accordance with the terms of such award, with the applicable performance period ending on October 31 2021, by (II) a fraction, the numerator of which is equal to the number of calendar days elapsed during the applicable performance period (November 1, 2019 through October 31, 2021) as of the Effective Time and the denominator of which is equal to 730 (the resulting product of (I) and (II), the “2019 Vested Shares”) by (III) the Merger Consideration; and

(B)    an unvested right to receive an amount in cash equal to the product obtained by multiplying (I) the excess of (x) 200% of the target number of Shares covered by such award over (y) the 2019 Vested Shares by (II) the Merger Consideration, which right shall vest in full on the earlier of the first (1st) anniversary of the Closing Date and the date of the holder’s Qualifying Termination, subject to the holder’s continued employment with the Company or an Affiliate through such earlier date.

Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the former holders of 2019 Company Performance Share Awards the vested cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, as promptly as practicable following (x) in the case of the amounts described in clause (A) of such sentence, the Effective Time, but in any event no later than the fifth (5th) Business Day following the Effective Time, and (y) in the case of the amounts described in clause (B) of such sentence, the applicable vesting date, but in any event no later than the earlier of (I) the fifth (5th) Business Day following the applicable vesting date and (II) the first (1st) anniversary of the Closing Date.

(ii)    Each award of Shares granted subject to performance-based vesting with a performance period that commenced on November 1, 2020 (each, a “2020 Company Performance Share Award, and, together with the 2019 Company Performance Share Awards, the “Company Performance Share Awards”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, be converted into:

(A)    a fully vested right to receive an amount in cash equal to the product obtained by multiplying (I) the number of Shares covered by such award as of immediately prior to the Effective Time, calculated based on the actual level of performance in accordance with the terms of such award, with the applicable performance period ending on October 31 2021, by (II) a fraction, the numerator of which is equal to the number of calendar days elapsed during the original applicable performance period (November 1, 2020 through October 31, 2022) as of the Effective Time and the denominator of which is equal to 730 (the resulting product of (I) and (II), the “2020 Vested Shares”) by (III) the Merger Consideration; and

(B)    an unvested right to receive an amount in cash equal to the product obtained by multiplying (I) the excess of (x) 200% of the target number of Shares covered by such award over (y) the 2020 Vested Shares by (II) the Merger Consideration, which right shall vest in full on the earlier of the first (1st) anniversary of the Closing Date and the date of the holder’s Qualifying Termination, subject to the holder’s continued employment with the Company or an Affiliate through such earlier date.

Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the former holders of 2020 Company Performance Share Awards the vested cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, as promptly as practicable following (x) in the case of the amounts described in clause (A) of such sentence, the Effective Time, but in any event no later than the fifth (5th) Business Day following the Effective Time, and (y) in the case of the amounts described in clause (B) of such sentence, the applicable vesting date, but in any event no later than the earlier of (I) the fifth (5th) Business Day following the applicable vesting date and (II) the first (1st) anniversary of the Closing Date.

For clarity, with respect to any 2019 Company Performance Share Award or 2020 Company Performance Share Award that is outstanding immediately prior to the Effective Time and held by any employee or former employee whose employment terminated prior to the Effective Time due to such individual’s death, disability or retirement, Section 2.3(b)(i)(A) or Section 2.3(b)(ii)(A), as applicable, shall apply only to the portion of such award for which the applicable service condition was met by such individual as of the date of such termination, and no amounts shall be payable with respect to the remaining portion of such award pursuant to Section 2.3(b)(i)(B) or Section 2.3(b)(ii)(B) or otherwise.

(c)    Prior to the Effective Time, the Company, through its Board of Directors or an appropriate committee thereof, shall adopt such resolutions and take all other appropriate actions that do not involve the payment of any consideration required to effectuate the actions contemplated by this Section 2.3, including to ensure that (i) the Company Equity Awards shall be treated in accordance with this Section 2.3 and with Section 2.3 of the Company Disclosure Letter, (ii) after the Effective Time, no holder of Company Equity Awards or rights under the Company MSPP shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent, or to receive any payment or benefit with respect to any Company Equity Award or right under the Company MSPP, except as provided in this Section 2.3 and (iii) on and after the Effective Time, no further Company Equity Awards or other rights with respect to Shares shall be granted or outstanding under the Company Equity Plan.

(d)    The Company, through its Board of Directors or an appropriate committee thereof, shall adopt such resolutions and take all other appropriate actions to provide that, following the date of this Agreement, with respect to the Company MSPP no new salary, bonus or annual retainer and meeting fee reduction elections shall be made and no participants shall increase their salary, bonus or annual retainer and meeting fee reduction elections.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC not less than one (1) Business Day prior to the date of this Agreement (excluding any forward-looking disclosures contained in the “Forward-Looking Statements” and “Risk Factors” sections of such Company SEC Documents and any other disclosures contained or referenced therein to the extent they are predictive, cautionary or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1    Qualification, Organization, Subsidiaries.

(a)    Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except (other than with respect to the Company’s due organization, valid existence, good standing or corporate power and authority), in each case, as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(b)    Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company together with the jurisdictions of organization of such Subsidiaries and the ownership of equity interests of such Subsidiaries by the Company or its Subsidiaries. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries are duly authorized, fully paid and nonassessable and have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or any Permitted Liens.

(c)    The Company has made available to Parent complete and correct copies of the articles of incorporation and bylaws (or equivalent organizational documents) of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each as so made available in full force and effect. The Company is not in material violation of any provisions of its articles of incorporation or bylaws.

Section 3.2    Capitalization.

(a)    The authorized share capital of the Company consists of 100,000,000 Shares and 5,000,000 shares of preferred stock, consisting of (i) 500,000 shares of Series A junior participating preferred stock, par value $100.00 per share, and (ii) 4,500,000 shares of preferred stock, with such par value as determined by the Board of Directors prior to issuance (collectively, the “Preferred Stock”). As of August 6, 2021, there were (i) 22,329,685 Shares issued and outstanding (including 303,636 Shares covered by Company Restricted Share Awards), (ii) no shares of Preferred Stock issued and outstanding, and (iii) 281,474 Shares underlying outstanding Company Performance Share Awards assuming performance conditions are satisfied at maximum levels (and 140,738 Shares underlying outstanding Company Performance Share Awards assuming performance conditions are satisfied at target levels). Not more than 7,000 Shares will be issuable pursuant to the Company MSPP based on outstanding salary, bonus and annual retainer and meeting fee deferral elections, assuming the “Fair Market Value” (as defined in the Company MSPP) of a Share on the date any such Shares are provided is equal to the Merger Consideration.

(b)    All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(c)    Except as set forth in Section 3.2(a), as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding, other than Shares that have become outstanding after August 6, 2021, which were reserved for issuance as of August 6, 2021, as set forth in Section 3.2(a), and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, stock appreciation rights, preemptive rights, phantom stock or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into, exercisable for or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person other than a Subsidiary of the Company.

(d)    Section 3.2(d) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all Company Equity Awards, including (i) each outstanding Company Restricted Share Award, including the number of Shares underlying such Company Restricted Share Award and the applicable grant date and vesting schedule thereof, and (ii) each outstanding Company Performance Share Award, including the target and maximum number of Shares subject to such award (assuming achievement of the target and maximum levels of performance, respectively, specified in the applicable Company Performance Share Award agreement) and the applicable grant date and vesting schedule thereof.

(e)    Except for the Company Performance Share Awards or rights under the Company MSPP, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(f)    There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(g)    Except for the voting securities of, and other equity interests in, the Subsidiaries of the Company set forth on Section 3.1(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 3.3    Corporate Authority Relative to This Agreement; No Violation.

(a)    The Company has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder (other than consummation of the Merger) and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The Board of Directors at a duly held meeting has unanimously (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) adopted the plan of merger set forth in this Agreement, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iv) resolved to recommend that the stockholders of the Company approve this Agreement and the Merger (the “Recommendation”) and directed that such matter be submitted for a vote of the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval and the filing of the Articles of Merger with the Secretary of State of the State of Mississippi and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b)    The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require the Company or its Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign, state or local governmental or regulatory agency, commission, court, body, entity or authority, in each case with competent jurisdiction (each, a “Governmental Entity”), other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Mississippi and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the clearances required under foreign antitrust Laws referenced in Section 3.3(b) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement with the SEC, (iv) compliance with the rules and regulations of NASDAQ and (v) compliance with any applicable foreign or state securities or blue sky laws (clauses (i) through (v), collectively, the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Company Material Adverse Effect (provided, that subclause (b) in the definition of “Company Material Adverse Effect” shall be disregarded for the purposes of this Section 3.3(b)) or (B) prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(c)    Assuming the receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect (provided, that subclause (b) in the definition of “Company Material Adverse Effect” shall be disregarded for purposes of this Section 3.3(c)) or prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.4    Reports and Financial Statements.

(a)    Since November 1, 2018, the Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as supplemented, modified or amended since the time of the filing, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC. As of their respective effectiveness dates (in the case of Company SEC Documents that are registration statements) and as of their respective SEC filing dates (in the case of all other Company SEC Documents) (or, if such Company SEC Document (other than a registration statement) was amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date of effectiveness or filing (or, if such Company SEC Document (other than a registration statement) was amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), as the case may be, with the SEC, and none of the Company SEC Documents contained, as of their respective effectiveness dates (in the case of Company SEC Documents that are registration statements) and as of their respective SEC filing dates (in the case of all other Company SEC Documents) (or, if such Company SEC Document (other than a registration statement) was amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), any untrue statement of a material fact or omitted or, if not yet filed, will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(b)    The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated cash flows and consolidated changes in equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5    Internal Controls and Procedures. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; and (b) the Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended October 31, 2020, and such assessment concluded that such controls were effective and since the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2020, did not identify (i) any “significant deficiency” or “material weakness” in the design or operations of internal controls over financial reporting (as defined in Rule 13a-15 of the Exchange Act), (i) any fraud that involves management or other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures or (iii) any written claim or allegation regarding clauses (i) or (ii).

Section 3.6    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of October 31, 2020 (or the notes thereto) or the unaudited interim consolidated balance sheet of the Company and its Subsidiaries as of April 30, 2021 (or the notes thereto), (b) for liabilities incurred pursuant to the terms of this Agreement, (c) for liabilities or obligations that have been discharged or paid in full, (d) for liabilities and obligations incurred in the ordinary course of business since April 30, 2021, and (e) as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any consolidated Subsidiary of the Company has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.

Section 3.7    Compliance with Law; Permits.

(a)    The Company and its Subsidiaries since November 1, 2018, have been in compliance with and are not in default under or in violation of any Law applicable to the Company and its Subsidiaries, except where such noncompliance, default or violation has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company and each of the Company’s Subsidiaries are not, and since November 1, 2018 have not been, under investigation by a Governmental Entity with respect to and have not been threatened in writing to be charged with or given written notice of any violation of, any applicable Law or with the applicable listing and corporate governance rules of NASDAQ, in each case, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of, or required by, any Governmental Entity (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. No default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any Company Permit, and neither the Company nor any of its Subsidiaries has received any cease and desist letters with respect to any such Company Permits or written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, in each case, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective employees, officers, representatives or agents (in each case, acting in the capacity of an employee or representative of the Company or its Subsidiaries) has directly or indirectly (i) used any funds (whether of the Company or its Subsidiaries or otherwise) for unlawful contributions, gifts or entertainment or other unlawful expenses relating to political activity, (ii) made, offered, promised, paid, given, authorized the payment or giving of, solicited or accepted any unlawful payment to or from any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) engaged in any dealings or transactions with any Sanctioned Person or in violation of Sanctions or (iv) violated any provision of any Anti-Corruption Laws or Import and Export Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder, or any applicable Law of similar effect, except, in each case, as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Since November 1, 2018, and through the date of this Agreement, the Company and its Subsidiaries have not received any written communication that alleges any of the foregoing, or made a voluntary disclosure in connection with any Anti-Corruption Laws or Import and Export Laws. The Company and its Subsidiaries and, to the Knowledge of the Company, any of their respective representatives or agents (in each case, acting in the capacity of an employee or representative of the Company or its Subsidiaries) (A) have instituted and adhered to policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Import and Export Laws and (B) have maintained such policies and procedures in full force and effect, except in each case as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    The Company and its Subsidiaries use reasonable best efforts (i) to protect the privacy of sensitive data, including nonpublic information, that the Company or any of its Subsidiaries (or a third Person acting on behalf of the Company or any of its Subsidiaries) collects, uses, maintains, transmits or in any way processes or controls, and (ii) to prevent unauthorized access to, and use or disclosure of, such data by any unauthorized Person, except in each case as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except in each case, as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, since November 1, 2018, to the Knowledge of the Company, the Company and its Subsidiaries have been in compliance with and are not in default under or in violation of any applicable Law relating to privacy, security or security breach notification requirements applicable to the Company, its Subsidiaries or the operation of their respective businesses, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any third Person acting on behalf of the Company or any of its Subsidiaries, has had a breach of security of any data that the Company or any of its Subsidiaries (or a third Person acting on behalf of the Company or any of its Subsidiaries) collects, uses, maintains, transmits or in any way processes or controls, except in each case as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8    Investigations; Litigation. (a) There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the

Company’s Subsidiaries that has had or would have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that has had or would have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to investigations, reviews, Actions, orders, judgments or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 3.9    FDA / USDA / FTC Product Matters.

(a)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the products manufactured or marketed by the Company or any of its Subsidiaries (the “Products”) are in compliance with the applicable provisions of the Federal Food, Drug, and Cosmetic Act, the Nutrition Labeling and Education Act, the Food Safety Modernization Act and all other applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, the Poultry Products Inspection Act, the Federal Meat Inspection Act and all other applicable statutes, regulations and requirements of the U.S. Department of Agriculture (the “USDA”), all applicable statutes enforced by the U.S. Federal Trade Commission (“FTC”) and the applicable FTC regulations and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products (together with the FDA and the USDA, collectively, the “Food Authorities”).

(b)    Neither the Company nor any Subsidiary of the Company has received or is subject to (i) any warning letter, untitled letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (ii) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except in all cases for those to which the Company or a Subsidiary of the Company responded or those that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product.

Section 3.10    Environmental Laws and Regulations.

(a)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have since November 1, 2018 conducted their respective businesses in compliance with all applicable Environmental Laws; (ii) from November 1, 2018, neither the Company nor any of its Subsidiaries is a party or subject to any litigation, proceeding, action, investigation, order or judgment relating to any Environmental Law or has received any written notices, demand letters, written requests for information or claims from any Governmental Entity or any other Person alleging that the Company or any of its Subsidiaries is in violation of, or subject to liability under, any Environmental Law; (iii) to the Knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of any applicable Environmental Law from any properties owned or leased by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries; and (iv) since November 1, 2018, neither the Company nor any of its Subsidiaries has assumed or retained, under or as a result of any agreement, any liabilities under any Environmental Law or regarding Hazardous Substances. The Company has made available to Parent copies of all material reports of any site assessments, studies, reviews, investigations, audits and other evaluations relating to environmental matters and containing material information relating to any of the Company or its Subsidiaries or their properties or operations to the extent such reports are within the possession or reasonably within the control of the Company or any of its Subsidiaries.

Section 3.11    Employee Benefit Plans; Labor Matters.

(a)    Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock grant, stock purchase, stock option, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity or equity-related, severance, employment, change of control, retention, loan, or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employees, directors or consultants of the Company or its Subsidiaries (including any of their dependents or beneficiaries) or with respect to which the Company or its Subsidiaries has any liability (contingent or otherwise).

(b)    The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto (or, with respect to any unwritten material Company Benefit Plan, a written description thereof), (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan and (iv) each current trust agreement, insurance contractor or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan.

(c)     (i) Each Company Benefit Plan has been maintained, funded and administered in compliance in all material respects with its terms and with applicable Law, including the Patient Protection and Affordable Care Act (the “ACA”), ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code; (iv) no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors or other service providers of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of three (3) years under severance or similar arrangements; (v) neither the Company, its Subsidiaries nor any ERISA Affiliate of the Company currently has any liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of subsequently incurring a liability thereunder; (vi) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vii) no employee benefit plan of the Company, its Subsidiaries or any ERISA Affiliate of the Company

is a Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; (viii) the Company and its Subsidiaries and each ERISA Affiliate of the Company are in compliance in all material respects with the applicable requirements of the ACA, ERISA and the Code; and (ix) there are no pending, threatened or, to the Knowledge of the Company, anticipated claims or Actions (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of, with respect to or against any of the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Company or any of its Subsidiaries. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d)    Except as provided in this Agreement, the consummation of the transactions contemplated by this Agreement (including any termination of employment on or following the Closing) will not, either alone or in combination with another event, (i) entitle any current or former employee, director or consultant of the Company or any of its Subsidiaries to severance, change in control or retention pay, or any other payment from the Company or its Subsidiaries, (ii) accelerate the time of payment or vesting, or cause the funding of increase the amount of, compensation or benefits due to any such employee, director or consultant or (iii) result in the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code).

(e)    The Company is not a party to nor does it have any obligation under any Company Benefit Plan or any other arrangement to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(f)    (i) As of the date hereof and since November 1, 2018, (A) there have been no strikes or lockouts in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries; (B) to the Knowledge of the Company, there has been no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (C) there has been no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (D) there is no slowdown, work stoppage or similar labor action in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries; (ii) except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment, equal employment opportunity, nondiscrimination, employment and reemployment rights of members of the uniformed services, immigration, wage, hour, benefits, collective bargaining, the payment of social security and payroll Taxes, occupational safety and health and withholding of amounts from the wages, salaries and other payments to the employees of the Company and its Subsidiaries; and (iii) except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or threatened against the Company, nor have there been any such Actions since November 1, 2018.

(g)    Except as disclosed in Section 3.11(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, bound by or negotiating any collective bargaining agreement or other labor union Contract and no union or collective bargaining agent has been certified as a representative of any employees of the Company or any of its Subsidiaries.

Section 3.12    Absence of Certain Changes or Events. Since April 30, 2021, there has not been any event, change, occurrence or development that has had, individually or in the aggregate, a Company Material Adverse Effect. Since April 30, 2021 through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business, and neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without

Parent’s consent, would constitute a breach of the covenants set forth in clauses (i), (ii), (v), (vi), (x), (xii), (xiv), (xv), (xvi) or (xvii) (solely as it relates to the foregoing) of Section 5.1(b).

Section 3.13    Proxy Statement; Other Information. The proxy statement to be filed by the Company with the SEC in connection with seeking the Company Stockholder Approval (including the letter to stockholders, notice of meeting and form of proxy, as each may be amended or supplemented, the “Proxy Statement”) will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

Section 3.14    Tax Matters. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes due and payable by them (whether or not shown on such Tax Returns), including any Taxes required to be withheld, collected or deposited by them; (iii) no deficiencies for Taxes have been proposed or assessed in writing against, or with respect to any Taxes due by or Tax Returns of, the Company or any of its Subsidiaries (which deficiencies have not since been resolved), except, in the case of clauses (i) through (iii), with respect to matters contested in good faith for which adequate reserves have been established in accordance with GAAP; (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (v) there are no Liens for Taxes upon any of the assets or property of the Company or any of its Subsidiaries, except for Permitted Liens; (vi) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; (vii) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); (viii) since November 1, 2018, no written claim has been made by any Governmental Entity in a jurisdiction in which neither the Company nor any of its Subsidiaries files income or franchise Tax Returns that any such entity is or may be subject to income or franchise Taxes by such jurisdiction; (ix) neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law (other than as a result of having been a member of any affiliated, consolidated, unitary, combined or similar group for Tax purposes of which the Company is the common parent), or as a transferee or successor; (x) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax receivable, Tax allocation or Tax indemnity agreement or similar Contract or arrangement other than such agreement, Contract or arrangement (A) solely among the Company and/or its Subsidiaries or (B) that is a commercial agreement not relating primarily to Taxes and entered into in the ordinary course of business (including, without limitation, Tax sharing, indemnification or gross up provisions in credit agreements, leases or other commercial agreements); and (xi) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries, which agreement will be binding on such entity with respect to any Tax period (or a portion thereof) beginning after the Closing Date.

Section 3.15    Intellectual Property.

(a)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Subsidiaries as conducted by the Company and its Subsidiaries as of the date hereof. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) since November 1, 2018, neither the Company nor any of its Subsidiaries is infringing, misappropriating or violating or has infringed, misappropriated or violated any Intellectual Property of any third party; and (ii) to the Knowledge of the Company, no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.

(b)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no Actions pending or, to the Knowledge of the Company, threatened, that: (i) challenge or question the Company’s ownership, the validity or enforceability of, or right to use Intellectual Property of the Company or any of its Subsidiaries; or (ii) assert that the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property of any third party.

(c)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to maintain: (i) the confidentiality of or otherwise protect and enforce their rights in all Intellectual Property owned by them, and to protect and preserve through the use of nondisclosure agreements or otherwise the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business; and (ii) the security, continuous operation, and integrity of the websites, networks, software and any other information technology systems (and any data therein) used or held for use in the Company’s and its Subsidiaries’ business, and as of the date hereof, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there have been no security breaches or unauthorized access to or use of any of same, nor material failures or material service interruptions that have not been remediated to the Company’s reasonable satisfaction.

(d)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, since November 1, 2018, to the Knowledge of the Company, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (i) have been and are a party to “work-for-hire” arrangements with the Company or one of its Subsidiaries or (ii) have assigned to the Company or one of its Subsidiaries ownership of all tangible and intangible property arising in connection with the conception or development of such Intellectual Property.

Section 3.16    Real Property; Personal Property. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries have good, marketable and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of Liens, except Permitted Liens; (b) the Company or a Subsidiary of the Company has valid leasehold interests in all of its leased real property, free and clear of all Liens (except for Permitted Liens and all other title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, that do not materially affect the current and continued use of the applicable property for the purposes for which such property is currently being used by the Company or a Subsidiary of the Company as of the date hereof); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property”, together with real property owned by the Company and its Subsidiaries, the “Real Property”), is in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries that are party thereto and, to the Knowledge of the Company, to the other parties thereto; (d) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, and no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of such Leases by any of the Company or its Subsidiaries; and (e) to the Knowledge of the

Company, there is no pending or written threat of condemnation or similar action affecting any of the Real Property. Section 3.16 of the Company Disclosure Letter sets forth a true and complete list of all Owned Real Property and Leased Real Property that is material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent copies of all deeds, surveys, title policies or title reports in the Company’s possession or control for each parcel of Owned Real Property, together with true and complete copies of each Lease that is material to the Company and its Subsidiaries, taken as a whole. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property reflected in the consolidated balance sheet of the Company included in the Company SEC Documents, free and clear of all Liens other than Permitted Liens.

Section 3.17    Opinion of Financial Advisors. The Board of Directors has received the opinion of Centerview Partners LLC, dated as of or prior to the date of this Agreement, substantially to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided to Parent, for informational purposes, by the Company promptly following the date of this Agreement.

Section 3.18    Required Vote of the Company Stockholders. There is no voting group entitled to vote separately from the holders of the total Shares outstanding on the approval of this Agreement and the Merger and therefore the only vote of holders of securities of the Company that is required to approve this Agreement and the Merger will be the affirmative vote of the holders of at least two-thirds of the total Shares outstanding (the “Company Stockholder Approval”).

Section 3.19    Material Contracts.

(a)    Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or as set forth in Section 3.19 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i)    is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)    relates to any joint venture, partnership, limited liability company or other similar Contract relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iii)    is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money of the Company or any if its Subsidiaries (other than indebtedness among the Company and/or any of its Subsidiaries) in excess of $5,000,000;

(iv)    required the payment or delivery of cash or other consideration by or to the Company and its Subsidiaries in an amount in excess of $50,000,000 in the fiscal year ended October 31, 2020, or is expected to require the payment or delivery of cash or other consideration by or to the Company and its Subsidiaries in an amount in excess of $50,000,000 in the fiscal year ended October 31, 2021;

(v)    is a settlement, conciliation or similar Contract (x) with any Governmental Entity or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(vi)    relates to the pending acquisition or disposition of any Person, business, assets (whether by merger, sale of stock, sale of assets or otherwise) or any real property having an aggregate purchase price in excess of $20,000,000;

(vii)    is with a Governmental Entity;

(viii)    provides for “exclusivity” requirements in favor of any third party or grants any “most favored nation” rights to any third party, in each case that is material to the business of the Company and its Subsidiaries, taken as a whole;

(ix)    pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other similar contingent payment obligations that could reasonably be expected to exceed $20,000,000; or

(x)    contains any covenant that materially limits the ability of the Company or any of its Subsidiaries (or, upon the completion of the Closing, Parent or any of its Affiliates) to engage in any line of business, or to compete with any Person or operate at any geographic location.

Each Contract of the type described in this Section 3.19(a) is referred to herein as a “Company Material Contract.”

(b)    Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, and no event or condition exists that after notice or lapse of time or both would constitute a breach of or default by the Company or any Subsidiary of the Company, or to the Knowledge of the Company, any other party thereto, under the terms of any Company Material Contract, in each case, where such breach or default has had or would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “Enforceability Exceptions”). The Company has made available to Parent a true and complete copy of each Company Material Contract (including copies of any amendments that may have been entered into prior to the date hereof).

Section 3.20    Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of its Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such policies, and (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, non-renewal or material premium increase with respect to any such policy, nor, to the Knowledge of the Company, are any of the foregoing threatened, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by any underwriter of such policies.

Section 3.21    Affiliate Party Transactions. Since November 1, 2018, there have been no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and any director or executive officer of the Company or any of its Affiliates on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business employment agreements and similar employee arrangements or as otherwise set forth on the Company Disclosure Letter.

Section 3.22    Finders or Brokers. Except for Centerview Partners LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23    Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.11 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover statute or regulation or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.24    No Additional Representations. The Company agrees and acknowledges that, except for the representations and warranties contained in Article 4 (or, in the case of Walnut, solely in Section 4.14), none of Parent, Merger Sub, Walnut nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub, Walnut or any of their Affiliates. The Company agrees and acknowledges that neither Parent or Merger Sub nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent, Merger Sub or Walnut or their Affiliates furnished or made available to the Company and its Representatives except as set forth in Article 4 (or, in the case of Walnut, solely in Section 4.14).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND WALNUT

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows (excluding Section 4.14):

Section 4.1    Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except, in each case, as would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2    Corporate Authority Relative to This Agreement; No Violation.

(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by the sole member of Merger Sub, and, except for the filing of the Articles of Merger with the

Secretary of State of the State of Mississippi and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Mississippi and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with the HSR Act and the clearances required under foreign antitrust Laws referenced in Section 4.2(b) of the Parent Disclosure Letter, (iii) compliance with the applicable requirements of the Exchange Act and compliance with the rules and regulations of NASDAQ, (iv) compliance with any applicable foreign or state securities or blue sky laws and (v) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, none of Parent, Merger Sub or any of their Affiliates intends to make a notification (whether draft or definitive) to the Committee on Foreign Investment in the United States in connection with the transactions contemplated hereby.

(c)    Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3    Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5    Financing.

(a)    As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter and Redacted Fee Letter, each dated August 8, 2021 (as replaced, amended, supplemented, modified or waived in accordance with Section 5.12 hereof, together with all exhibits, annexes and schedules thereto, the “Debt Commitment Letter”) from the Debt Financing Entities party thereto pursuant to which such Debt Financing Entities have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)    As of the date of this Agreement, Parent is a party to and has delivered to the Company a true, complete and correct copy of an investment agreement dated as of the date of this Agreement (redacted only to omit portions that do not adversely affect the amount, conditionality, enforceability, termination or availability of the Cash Equity in any respect, or the Company’s third party beneficiary rights provided therein (provided that the identities of the parties thereto shall not be redacted)), together with all exhibits and schedules thereto applicable to the unredacted portions thereof (the “Investment Agreement” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which Affiliates of the Equity Investors specified therein have agreed, subject to the terms and conditions thereof, to invest in Parent the cash equity set forth therein or contribute to Parent the assets set forth therein, as applicable. The cash equity committed pursuant to the Investment Agreement is referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to in this Agreement as the “Financing.”

(c)    Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Debt Financing Entities and the Equity Investors to provide the full amount of the Financing contemplated by the Commitment Letters. Assuming the satisfaction of the conditions in Section 6.1 and Section 6.3, as of the date of this Agreement, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge that any of the Debt Financing Entities or the Equity Investors will not perform its obligations thereunder. The Debt Commitment Letter constitutes the entire and complete agreement of the parties thereto with respect to the Debt Financing, the Investment Agreement constitutes the entire and complete agreement of the parties thereto with respect to the Cash Equity and, in each case, as of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind (except for the Redacted Fee Letter and except for the redacted portions of the Investment Agreement, none of which redacted portions adversely affect the amount, conditionality, enforceability, termination or availability of the Financing in any material respect), relating to either Commitment Letter that could materially adversely affect the availability, enforceability, or conditionality of the Financing or reduce the aggregate principal amount of the Financing below the Merger Amounts at Closing.

(d)    Assuming the satisfaction of the conditions in Section 6.1 and Section 6.3, the Financing, when funded in accordance with the Commitment Letters, will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including the payment of the Merger Consideration, any payments in respect of equity compensation obligations to be made in connection with the Merger, payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any repayment of any outstanding indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Merger Amounts”).

(e)    As of the date of this Agreement, the Commitment Letters constitute the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, subject to the Enforceability Exceptions. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) would or would reasonably be expected to constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters, and, assuming the satisfaction of the conditions in Section 6.1 and Section 6.3, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent on the date of the Closing. Parent has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. None of the Commitment Letters has been modified, amended or altered as of the date hereof and none of the respective commitments under any of the Commitment Letters has been withdrawn or rescinded in any respect as of the date hereof, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated. As of the date hereof, no modification or amendment to the Commitment Letters is contemplated other than as such modification or amendment may be made in accordance with Section 5.12 hereof.

(f)    Without limiting Section 8.5(b), in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing (including any alternative financing thereof)) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.6    Capitalization of Merger Sub. All of the issued and outstanding equity interests of Merger Sub are, and at the Effective Time will be, owned by either Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent or its direct or indirect wholly owned Subsidiaries may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement, the Investment Agreement, the Merger and the other transactions contemplated by this Agreement and the Investment Agreement.

Section 4.7    No Vote of Parent Stockholders. No vote of the members of Parent or the holders of any other securities of Parent (equity or otherwise), that has not already been obtained, is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

Section 4.8    Finders or Brokers. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from the Company prior to Closing in connection with or upon consummation of the Merger.

Section 4.9    No Additional Representations.    Parent and Merger Sub agree and acknowledge that, except for the representations and warranties contained in Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Parent and Merger Sub agree and acknowledge that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied exclusively on the express representations and warranties contained in Article 3 and have not relied on any other representation or warranty, express or implied. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made, and neither Parent nor Merger Sub has relied on, any representation or warranty of the Company, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent and its Representatives (including any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement and including with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries), except as set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable).

Section 4.10    Certain Arrangements. There are no Contracts, whether written or oral, between Parent or Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time, in each case other than those Contracts that have come into existence after the date hereof and have been provided and consented to by the Company.

Section 4.11    Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested shareholder” of the Company, in each case as defined in under the Mississippi Shareholder Protection Act, as amended.

Section 4.12    Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing), assuming (x) immediately prior to the Effective Time, the Company is Solvent, and (y) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, Parent and each of its Subsidiaries will be Solvent.

Section 4.13    Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantees addressed to the Company from Cedar Guarantor and Conifer Guarantor, respectively, severally guaranteeing certain obligations of Parent and Merger Sub under this Agreement on the terms and subject to the conditions set forth therein (each, a “Guarantee”). Each Guarantee is valid and in full force and effect and constitutes the valid, binding and enforceable obligation of Cedar Guarantor or Conifer Guarantor, as the case may be, in favor of the Company, enforceable in accordance with its terms, except as subject to the Enforceability Exceptions. The Cedar Guarantor and the Conifer Guarantor are not in default or breach under any of the terms or conditions of their respective Guarantees and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of such Guarantee. The Cedar Guarantor and the Conifer Guarantor each have, or will have at the Closing, access to sufficient capital to satisfy the full amount of the guaranteed obligations under its Guarantee in full.

Section 4.14    Walnut Representations. Except as disclosed in the Parent Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter with respect to Walnut to the extent that the relevance thereof with respect to Walnut is reasonably apparent on its face), Walnut represents and warrants to the Company as follows:

(a)    Walnut is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except, in each case, as would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Walnut to perform its obligations under Section 5.2. Walnut has made available to the Company prior to the date of this Agreement a true and complete copy of the limited liability company agreement or other equivalent organization documents of Walnut, as amended through the date hereof. Walnut has no Subsidiaries.

(b)    Walnut has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under Section 5.2 or Article 8 (solely to the extent relating to this Section 4.14 or Section 5.2). The execution, delivery and performance of this Agreement, to the extent of Walnut’s obligations hereunder, have been duly and validly authorized by the sole member of Walnut, and no other limited liability company proceedings on the part of Walnut as are necessary to authorize the execution and delivery of this Agreement by Walnut. This Agreement has been duly and validly executed and delivered by Walnut and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding agreement of Walnut, enforceable against it in accordance with its terms.

(c)    The execution, delivery and performance by Walnut of this Agreement, to the extent of Walnut’s obligations hereunder, do not and will not require Walnut to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than Parent Approvals, and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Walnut to perform its obligations under Section 5.2 or Article 8 (solely to the extent relating to this Section 4.14 or Section 5.2). As of the date hereof, neither Walnut or any of its Affiliates intends to make a notification (whether draft or definitive) to the Committee on Foreign Investment in the United States in connection with the transactions contemplated hereby.

(d)    Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Walnut of this Agreement, to the extent of Walnut’s obligations hereunder, do not and will not (i) contravene or conflict with the organizational or governing documents of Walnut, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Walnut or any of its properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Walnut or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Walnut, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Walnut to perform its obligations under Section 5.2 or Article 8 (solely to the extent relating to this Section 4.14 or Section 5.2).

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business by the Company.

(a)    From and after the date hereof and prior to earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be required or expressly permitted by specific provisions of this Agreement, (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter or (v) as may be required by any applicable COVID-19 Measures or as may be required or consistent with any applicable Cybersecurity Measures, the Company shall, and shall cause its Subsidiaries to use commercially reasonable efforts to (x) conduct its business in all material respects in the ordinary course and (y) preserve intact in all material respects its business organization, employee relationships, assets and properties, its existence in good standing, and its business relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision.

(b)    From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (v) as may be required by applicable Law, (w) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (x) as may be required or expressly permitted by specific provisions of this Agreement, (y) as may be required by any applicable COVID-19 Measures or as may be required or consistent with any applicable Cybersecurity Measures or (z) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company:

(i)    shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except for (A) the authorization and payment by the Company of dividends, consistent with past practice, at a rate not to exceed a quarterly rate of $0.44 per Share, (B) dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries, or (C) dividends and distributions by Subsidiaries paid on a pro rata basis to its equityholders;

(ii)    shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii)    except as required by existing written agreements or Company Benefit Plans in accordance with their terms as in existence on the date hereof, shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits (including severance benefits) payable or provided to the Company’s directors, employees or individual independent contractors, other than increases in compensation and benefits for any employee who is not a member of the Company’s Executive Committee or a direct report thereof in the ordinary course of business consistent with past practice not to exceed an aggregate increase of 5% for all such employees, or (B) enter into, amend, adopt or terminate any employment, change of control, severance or retention agreement with any director, employee or individual independent contractor of the Company or any of its Subsidiaries (except for separation agreements entered into with employees in the ordinary course of business in connection with terminations of employment on the same terms as provided under the Company’s or its Subsidiaries’ applicable severance plans and policies or within Contracts of employment in effect as of the date hereof), (C) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Benefit Plan, other than (I) de minimis administrative amendments or (II) in connection with the annual renewal of a health and welfare benefit plan, in each case, that do not result in a materially greater cost to the Company, (D) take any action to accelerate the vesting or payment, or funding of any payment or benefit under, any Company Benefit Plan, (E) make any equity or equity-based grants to current or former directors, individual independent contractors, employees or any other Person, (F) hire any employee or individual independent contractor with annual target cash compensation in excess of $350,000, (G) terminate the employment of any employee who is a member of the Company’s Executive Committee or a direct report thereof, in each case other than for cause, (H), enter into or amend any collective bargaining agreement or any agreement with any labor organization, works council, trade union, labor association or other employee representative, or (I) implement any facility closings or employee layoffs that do not comply with the WARN Act;

(iv)    shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any of its directors, employees, agents or consultants (other than loans or advances in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;

(v)    shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi)    except as required by the rules or requirements of NASDAQ, shall not adopt any amendments to the Company’s articles of incorporation or bylaws or any material amendments to the articles of incorporation or bylaws (or equivalent organizational documents) of any of the Company’s Subsidiaries;

(vii)    except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interests or any rights, warrants or options to acquire any such shares of capital stock or other ownership interests in any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise provided by the terms of this Agreement or the express terms of any such Company Equity Award), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), and (B) any Permitted Liens;

(viii)    except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of a Company Equity Award in satisfaction of withholding obligations;

(ix)    shall not, and shall not permit any of its Subsidiaries to, incur, assume, modify on terms that are adverse in any material respect to the Company and its Subsidiaries, taken as a whole, or guarantee, any indebtedness for borrowed money, other than in the ordinary course of business and except for (A) any indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries, (B) guarantees or credit support provided by the Company or any of its Subsidiaries for indebtedness of the Company or any of its Subsidiaries, to the extent such indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(ix), (C) indebtedness incurred in the ordinary course pursuant to agreements in effect prior to the execution of this Agreement (or replacements, renewals, extensions, or refinancings thereof) and (D) indebtedness not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (C);

(x)    except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations) or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its material properties or assets, including any capital stock of Subsidiaries, other than (A) inventory, obsolete assets and customer receivables in the ordinary course of business or (B) pursuant to existing agreements in effect prior to the execution of this Agreement (or refinancings thereof permitted pursuant to Section 5.1(b)(ix)(C);

(xi)    shall not, and shall not permit any of its Subsidiaries to, (A) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner that is adverse to the Company or its Subsidiaries other than in the ordinary course of business or (B) enter into any Contract that, if existing on the date hereof, would be a Company Material Contract other than, except with respect to any Company Material Contract described in Section 3.19(a)(viii) or Section 3.19(a)(x), in the ordinary course of business;

(xii)    shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than (x) any Action relating to Taxes or (y) any Action that both (A) does not relate to any Action brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated hereby or a breach of this Agreement or any other agreements contemplated hereby, and either (B) (1) results solely in a monetary obligation involving only the payment of monies by the Company and its Subsidiaries of an amount not exceeding $1,000,000 in the aggregate (excluding any settlements made under the following clause (2)); or (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries and the payment of monies by the Company or any of its Subsidiaries that are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided, however, that the settlement, release, waiver or compromise of any Action or claim brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated hereby shall be subject to Section 5.13 rather than this Section 5.1(b);

(xiii)    shall not, and shall not permit any of its Subsidiaries to (A) make, change or rescind any material Tax election, (B) change any material method of Tax accounting, (C) amend any material Tax Return, (D) enter into any closing agreement with respect to a material amount of Taxes (except in connection with any settlement permitted pursuant to clause (E)), (E) settle or compromise any audit or proceeding relating to Taxes for an amount materially in excess of the amount reserved therefor in the Company’s financial statements, or (F) knowingly surrender any right to claim a material Tax refund; in each case, except for any such action that would not reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries, taken as a whole;

(xiv)    shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, conversion or other reorganization of the Company or any of its Subsidiaries;

(xv)    shall not adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby;

(xvi)    shall not, and shall not permit any of its Subsidiaries to sell, assign, transfer, convey, license (as licensor) or otherwise dispose of any material Intellectual Property of the Company or its Subsidiaries, except for non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; and

(xvii)    shall not, and shall not permit any of its Subsidiaries to, commit or agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2    Walnut Matters. From and after the date hereof and prior to earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be required by this Agreement or the Investment Agreement, (iii) as set forth in Section 5.2 of the Parent Disclosure Letter or (iv) as may be required or permitted by any applicable COVID-19 Measures or Cybersecurity Measures, Walnut shall, and shall cause its Subsidiaries to (x) use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and (y) not take any action or omit to take any action that would reasonably be expected to result in the failure of the conditions set forth in Section 8.2 of the Investment Agreement to be satisfied. Walnut hereby agrees to notify the Company promptly upon any event, change, occurrence or development that would reasonably be expected to result in the failure of the conditions set forth in Section 8.2 of the Investment Agreement to be satisfied. In connection with such notification, Walnut shall provide the Company with such information as the Company may reasonably request in connection with any such event, change, occurrence or development. Walnut’s obligations to provide information pursuant to the preceding sentence are subject to the same restrictions applicable to the obligation of the Company to provide information pursuant to Section 5.4 mutatis mutandis. Walnut hereby acknowledges and agrees that the Company will be entitled to specifically enforce Section 2.1(c) of the Investment Agreement.

Section 5.3    Control of Operations. Nothing contained in this Agreement shall give (a) Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time or (b) the Company, directly or indirectly, the right to control or direct Walnut’s operations prior to the Effective Time. Prior to the Effective Time, the Company and Walnut shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

Section 5.4    Access.

(a)    Subject to compliance with applicable Laws, the Company shall afford to Parent, its Affiliates and their respective officers, employees, accountants, financing sources, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”), reasonable access during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ employees, officers, properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement or with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Alternative Proposal or Superior Proposal (but without limiting the Company’s obligations under Section 5.5 in respect of an Alternative Proposal or Superior Proposal). The foregoing notwithstanding, the Company shall not be required to afford such access (i) if such access would or would be reasonably likely to, (x) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (y) jeopardize any attorney-client or other legal privilege or trade secret protection or (z) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which any of the foregoing restrictions apply to allow access in a manner that does not result in such effect; or (ii) to such information that relates to the minutes of the meetings of the Board of Directors or its committees where the Board of Directors or any applicable committee discussed the transactions contemplated hereby or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Board of Directors, whether in connection with a specific meeting, or otherwise relating to such subject matter). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.4 to the extent such access or information is reasonably pertinent to a litigation where in the case of the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. To the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable antitrust Laws, information disclosed pursuant to this Section 5.4 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent or the Company, as applicable. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above to provide access to employees, officers, properties, contracts, commitments, books and records and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Law (including any COVID-19 Measures).

(b)    Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, (i) the confidentiality agreement, dated as of April 26, 2021, between the Company and the Conifer Guarantor (the “Conifer Confidentiality Agreement”) and the confidentiality agreement, dated as of April 26, 2021, between the Company and the Cedar Guarantor (the “Cedar Confidentiality Agreement”).

(c)    No access or information provided or notification thereof (other than the qualification of Article 3 as set forth in the opening paragraph of Article 3) shall limit any of Parent or Merger Sub’s rights, on the one hand, or the Company’s rights on the other hand, and remedies under this Agreement.

(d)    The Company hereby agrees that all information provided to it or any of its Representatives by Walnut in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of July 29, 2021, between the Company, Conifer Guarantor and Walnut (together with the Conifer Confidentiality Agreement and the Cedar Confidentiality Agreement, the “Confidentiality Agreements”).

Section 5.5    No Solicitation.

(a)    Subject to the provisions of this Section 5.5, from the date hereof until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing or providing access to non-public information) the making or submission of, any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (ii) (A) enter into, continue or otherwise participate in any discussions or negotiations regarding or (B) furnish to any Person (other than Parent, Merger Sub and their Affiliates) any non-public information of the Company or any of its Subsidiaries, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an Alternative Proposal (except, in each case, solely to (x) notify such Person as to the existence of the provisions of this Section 5.5 or (y) to seek to clarify and understand the terms and conditions of any proposal or offer made by any Person solely to determine whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal), (iii) enter into any letter of intent, understanding, agreement in principle or agreement (whether written or oral, binding or non-binding, preliminary or definitive) providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.5(b)), (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal or (v) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition,” or other form of antitakeover statute or regulation (or any related provision in the Company’s articles of incorporation or bylaws) inapplicable to any transactions contemplated by an Alternative Proposal. The Company agrees that it shall, and shall cause its Subsidiaries and its and their respective officers and directors, and shall instruct each of its other Representatives, to (1) immediately following the execution of this Agreement cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Affiliates and Representatives) in connection with any Alternative Proposal, (2) terminate access to any physical or electronic data rooms hosted by or on behalf of the Company by any Person (other than Parent, Merger Sub and their respective Representatives) and (3) deliver written notice to each such Person requesting that such Person (other than Parent, Merger Sub and their respective Representatives) return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement between the Company and such Person. The Company shall promptly (and in any event within 24 hours of receipt) notify Parent in writing of (A) the receipt by the Company, any of its Subsidiaries or any of their Representatives of an Alternative Proposal, (B) any proposal or offer received by the Company, any of its Subsidiaries or any of their Representatives with respect to, or that would reasonably be expected to lead to, an Alternative Proposal or (C) any solicitations, discussions or negotiations sought to be initiated or continued with the Company, its Subsidiaries or its Affiliates or any of their respective Representatives concerning an Alternative Proposal, which notice shall include a copy of any such Alternative Proposal, offer or proposal made in writing (including any draft agreements or term sheets, financing commitments and other agreements submitted therewith) and (y) a summary of the material terms and conditions of any such Alternative Proposal, offer or proposal not made in writing. In addition, from and after the date hereof, the Company shall (i) notify Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Alternative Proposal in accordance with Section 5.5(b), (ii) keep Parent reasonably informed in all material respects of the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal, offer or proposal and (iii) provide Parent promptly after the receipt or delivery of copies of all written proposals, offers or draft agreements sent or provided to the Company, its Affiliates or its Representatives from any Person that describes any of the terms or conditions of any such Alternative Proposal, inquiry, offer or proposal.

(b)    Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to obtaining the Company Stockholder Approval, if the Company receives an Alternative Proposal that did not result from a breach of the first sentence of Section 5.5(a) that the Board of Directors determines in good faith after consultation with outside legal and financial advisors would reasonably be expected to result in a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information to the third party making such Alternative Proposal, as well as its Representatives and potential financing sources, if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information and other terms that are not less favorable to the Company in any material respect than the confidentiality provisions of the Confidentiality Agreements (it being understood that such confidentiality agreement need not prohibit confidentially making or amending of any

Alternative Proposal to the Board of Directors, but such Confidentiality Agreement shall not prohibit the Company from providing any information contemplated by this Section 5.5 to Parent, Merger Sub or their respective Representatives) (provided, that any such nonpublic information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such information is furnished to such third party), and (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations to the extent permitted by this Section 5.5(b), including any public announcement that the Company or the Board of Directors has made any determinations contemplated under this Section 5.5(b) to take or engage in any such actions, shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(g)(i). From the date hereof until the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any standstill, non-use or non-disclosure provision with respect to an Alternative Proposal of any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries entered into with the intent of exploring a potential Alternative Proposal; provided, that the Company may grant waivers of standstill and similar provisions to the extent the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c)    Except as set forth in this Section 5.5, the Board of Directors shall not (i) withdraw (or modify in any manner adverse to Parent or Merger Sub), or propose publicly to withdraw (or modify in any manner adverse to Parent or Merger Sub), the Recommendation, (ii) approve or recommend to the Company’s stockholders, or publicly propose to approve or recommend to the Company’s stockholders, any Alternative Proposal, (iii) fail to reaffirm publicly the Recommendation within five (5) Business Days of a request therefor in writing from Parent following the public disclosure of an Alternative Proposal (other than the type referred to in the following clause (v)) (provided that such a request may be made by Parent only once with respect to each Alternative Proposal and each amended Alternative Proposal), (iv) fail to include the Recommendation in the Proxy Statement or (v) fail to publish, send or provide to the holders of Shares, pursuant to Rule 14e-2(a) under the Exchange Act a statement recommending against any Alternative Proposal that is a tender or exchange offer and publicly reaffirm the Recommendation within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer or fail to maintain such recommendation against such offer at any time before such offer has expired or been withdrawn (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to a Superior Proposal received by the Company after the date of this Agreement on an unsolicited basis, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g)(i) in order to enter into a definitive written agreement providing for such Superior Proposal substantially concurrently with such termination; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(g)(i) (A) unless the Board of Directors shall have first determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal, and the Company shall have given Parent at least four (4) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of such determination and its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors, the identity of the Person making the Superior Proposal and a copy of any written offer or proposal, proposed definitive agreement, proposed or committed financing documentation and any other related documents for such Superior Proposal, if any, (B) during such four (4) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner so that such Alternative Proposal would cease to constitute a Superior Proposal and (C) at the end of such four (4) Business Day period, after taking into account any proposals made by Parent to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors concludes in good faith after consultation with outside legal and financial advisors that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided, that any material modifications to the terms of the Superior Proposal (including any change in the form or amount of consideration) shall commence a new notice period under clause (A) of two (2) Business Days.

(d)    Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to an Intervening Event, make a Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation (i) unless the Company shall have given Parent at least four (4) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such four (4) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Board of Directors, consistent with its fiduciaries duties, not to make such Change of Recommendation and (iii) unless, at the end of such notice period, after taking into account any proposals made by Parent to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof would continue to be inconsistent with its fiduciary duties under applicable Law.

(e)     Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking or disclosing to its stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law; provided, that any such action or disclosure that constitutes a Change of Recommendation may only be made in accordance with the applicable provisions of Section 5.5(c) and Section 5.5(d). A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the Exchange Act in connection with a tender or exchange offer shall not constitute a Change of Recommendation.

(f)    “Alternative Proposal” means any bona fide indication of interest, proposal or offer made by any Person (other than by Parent, Merger Sub or its Affiliates) related to, for or that would result in (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person of (A) more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, on a consolidated basis, or (B) assets of the Company and its Subsidiaries to which more than fifteen percent (15%) of the revenues or earnings of the Company and its Subsidiaries, on a consolidated basis, are attributable for the most recent fiscal year for which the audited financial statements are then available, or (iii) the direct or indirect acquisition by any Person of, or a tender offer or exchange offer that if consummated would result in such Person beneficially owning, more fifteen percent (15%) of the outstanding Shares or more than fifteen percent (15%) of the total voting power of the Company or any of its Subsidiaries, in each of the foregoing clauses (i), (ii) and (iii), whether in a single transaction or a series of related transactions.

(g)    “Superior Proposal” means a bona fide, unsolicited written Alternative Proposal, substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place it appears, that the Board of Directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as the Board of Directors considers to be appropriate to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement and to be reasonably capable of being consummated on the terms proposed.

(h)    “Intervening Event” means any event, change, occurrence or development that is material to the Company and its Subsidiaries taken as a whole that is (i) unknown and not reasonably foreseeable to the Board of Directors as of the date hereof, or if known and reasonably foreseeable to the Board of Directors as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the Board of Directors as of the date hereof and (ii) does not involve or relate to an Alternative Proposal.

Section 5.6    Filings; Other Actions.

(a)    As promptly as reasonably practicable after the date hereof (and in any event within twenty (20) Business Days after the date hereof), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.5, include the Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders (and in any event within five (5) Business Days of such time). Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company may reasonably request. Subject to applicable Law, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any written comments of the SEC staff with respect thereto, the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on such document or response and consider in good faith such comments reasonably proposed by Parent or its counsel for inclusion therein. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

(b)    Subject to the other provisions of this Agreement, the Company shall (i) take all action, including such actions required by NASDAQ and SEC rules and as required by the MBCA and its articles of incorporation and bylaws to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining (A) the Company Stockholder Approval and (B) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby (the “Company Meeting”), and (ii) subject to a Change of Recommendation in accordance with Section 5.5, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and otherwise use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Meeting, and shall comply with all legal requirements applicable to the Company Meeting. The Company shall keep Parent informed on a reasonably current basis of the status of its efforts to solicit such approval following the dissemination of the Proxy Statement to the Company’s stockholders. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Meeting; provided, that the Company may, without the prior written consent of Parent (and shall, on the reasonable request of Parent), adjourn or postpone the Company Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, whether or not a quorum is present, or

(2) distribute any supplement or amendment to the Proxy Statement that the Board of Directors has determined (which subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required to be filed and disseminated under applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Meeting, (B) if the Company reasonably believes that there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, or (C) if and to the extent such postponement or adjournment of the Company Meeting is required by applicable Law or on account of a force majeure event or emergency. The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than ten (10) Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) forty (40) Business Days after the date on which the Company Meeting was originally scheduled and (y) ten (10) Business Days before the End Date (it being understood that postponements or adjournments that fall within the scope of both clause (A)(1) and clause (C) shall be deemed to be covered by clause (A)(1) for purposes of this sentence unless an order of a court or other Governmental Entity of competent jurisdiction has specified a requirement for the timing of such adjournment or postponement that conflicts with this sentence).

Section 5.7    Employee Matters.

(a)    From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. For the period (i) commencing at the Effective Time and ending on March 31, 2022, Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its Subsidiaries (“Company Employees”) (A) base compensation and cash incentive opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (B) all other compensation and employee benefits (other than severance benefits) that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time; and (ii) commencing April 1, 2022 and ending on the one (1)-year anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Employee (A) base compensation and short-term and long-term cash incentive opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and (B) all other compensation and employee benefits (other than severance benefits) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent; provided, however, that no defined benefit pension, post-retirement welfare, equity incentive, management stock purchase plan, employee stock ownership plan, retention or change in control benefits provided prior to the Effective Time or to similarly situated employees of Parent shall be taken into account for purposes of this covenant.

(b)    For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply for any purposes with respect to any defined benefit pension plan, or any equity-based or nonqualified deferred compensation plan or arrangement, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d)    The Company may pay transaction bonuses in accordance with Section 5.7(d) of the Company Disclosure Letter.

(e)    Notwithstanding anything to the contrary contained herein, with respect to each retired Company Employee who, as of immediately prior to the Effective Time, was a retired participant in the medical benefits provided under a Company Benefit Plan, the Company shall, and Parent shall cause the Company to, make available to such retired Company Employee (and, if applicable, his or her dependents who were covered under such Company Benefit Plan as of immediately prior to the Effective Time) participation in the medical benefits provided under the New Plans through October 31, 2022; provided that such retired Company Employee pays 100% of the applicable premiums.

(f)    Upon Parent’s reasonable request from time to time (but up until sixty (60) calendar days prior to the anticipated date of the Effective Time no more frequently than once per quarter, except where there is reasonable reason to believe that there has been a material change to the calculations since the immediately prior request), the Company shall, a reasonable period of time following receipt of such request (but in no event more than five (5) Business Days following receipt of such request), provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations.

(g)    Prior to the Effective Time, the Company shall terminate unless Parent otherwise provides notice to the Company not later than thirty (30) calendar days in advance of the Effective Time, the Company employee stock ownership plan (the “Company ESOP”) and any or all Company 401(k) plans. The Company shall provide Parent with evidence such plans have been terminated (effective no later than the day immediately preceding the Effective Time) pursuant to resolutions of the Board of Directors or any applicable committee thereof. The form and substance of such resolutions (and other written instruments, as applicable) shall be subject to review and comment by Parent, and the Company shall consider in good faith any such comments. The Company also shall use commercially reasonable efforts to take such other actions in furtherance of terminating such plans as Parent may reasonably require. Upon the distribution of the assets in the accounts under any Company 401(k) plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company plan to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries. Upon the distribution of the assets in the accounts under the Company ESOP to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions, in the form of cash, from the Company ESOP to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries.

(h)    Without limiting the generality of Section 8.10, (i) the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, (ii) no current or former director, employee or consultant or any other person shall (A) be a third-party beneficiary of this Agreement or (B) have any right to continued employment with Parent or any of its Affiliates or to any particular term or condition of employment as a result of this Agreement and (iii) nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose. The provisions of this Section 5.7 shall survive the consummation of the Merger.

Section 5.8    Efforts.

(a)    Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required (nor, without the prior written consent of Parent, shall the Company and its Subsidiaries be permitted) to pay prior to the Effective Time any fee, penalty or other consideration (other than customary filing and notification fees with Governmental Entities and other nominal amounts) to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (and, to the extent applicable, Parent shall cause the Equity Investors to) (i) (A) file or cause to be filed any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement (including the transactions contemplated by the Investment Agreement) no later than ninety (90) calendar days after the date hereof (provided, that (1) if the Company and Parent have not filed the required notification and report forms under the HSR Act by the thirtieth (30th) calendar day from the date hereof, the Company and Parent will consult with one another in good faith to mutually determine whether to accelerate the filing of the required notification and report forms under the HSR Act, and (2) if at any point prior to the Company and Parent filing the required notification and report forms under the HSR Act, Parent determines in good faith that it would be necessary, proper or advisable to accelerate such filing in order to obtain the expiration of the waiting period under the HSR Act as promptly as practicable, Parent shall notify the Company thereof in writing, and Parent and the Company shall file the required notification and report forms under the HSR Act as promptly as practicable thereafter), and (B) use all reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) no later than thirty (30) calendar days after the date hereof, make or cause to be made the requisite initial submissions for the required filings specified in Schedule 6.1(c) of this Agreement with respect to the Merger and the other transactions contemplated by this Agreement (including the transactions contemplated by the Investment Agreement), (iii) use reasonable best efforts to cooperate with each other in (A) determining whether any other filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly making or causing to be made all such filings and timely obtaining all such consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods, (iv) supply or cause to be supplied to any Governmental Entity as promptly as practicable any information or documentary material that may be requested pursuant to any Law or by such Governmental Entity and (v) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or any other Governmental Entity or Person may assert under any applicable antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any applicable antitrust Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the share capital or other equity voting interest, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their Subsidiaries’ (including the Surviving Corporation’s), assets (whether tangible or intangible), businesses, divisions, operations, products or product lines (such actions described in clause (iv), “Divestiture Actions”), in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the End Date; provided, that neither the Company nor any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of the Company or any of its Affiliates, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company only from and after the Effective Time in the event that the Closing occurs; provided, further, that, anything to the contrary notwithstanding, (1) without limiting Parent’s obligations under this Section 5.8, neither the Company nor any of its Subsidiaries shall be permitted to take, or propose or agree to take, any Divestiture Action without the prior written consent of Parent (provided, that such prior written consent when provided by Parent shall also constitute Parent’s prior written consent with respect to the taking of such Divestiture Action for purposes of Section 5.1(b)(x)), and (2) Parent shall have no obligation to take, or propose or agree to take, or to cause any Equity Investor or Affiliate of Parent or any Equity Investor to take, or propose or agree to take, any Divestiture Action that (I) is not expressly conditioned on the consummation of the Closing, (II) involves the assets, properties and rights of any Equity Investor or any Affiliates of any Equity Investor other than Parent, the Company, Walnut and their respective subsidiaries or (III) would, or would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business, taken as a whole after the Closing, of the pro forma Parent and its Subsidiaries (together with the Surviving Corporation and its Subsidiaries) (a “MAE Detriment”).

(c)    The Company, Parent and Merger Sub shall (and, to the extent applicable, Parent shall cause the Equity Investors to) cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 5.8(c), and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. The parties, as they deem advisable and necessary, shall be entitled to designate any competitively sensitive material provided to the other under this Section 5.8(c) as “Antitrust Counsel Only

Material.” Such materials and the information contained therein shall be given only to outside antitrust counsel of the recipient and will not be disclosed to other Representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in person, by videoconference, or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Without limiting Parent’s obligations under this Section 5.8, Parent shall (subject to reasonable and good faith consultation in advance with the Company) control all decisions relating to (x) the process and strategy of seeking all clearances, consents or approvals under the HSR Act and any other applicable Laws and from any Governmental Entity, that are required in connection with the transactions contemplated by this Agreement, and (y) the defense of the transactions contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, including any communications with any Governmental Entity relating to any contemplated or proposed Divestiture Actions and other remedies.

(d)    In furtherance and not in limitation of the covenants of the parties contained in this Section 5.8, but, for the avoidance of doubt, subject to the last proviso to the last sentence of Section 5.8(b) and Section 5.8(e), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

(e)    Anything to the contrary notwithstanding, Parent’s obligations under this Section 5.8 to take or cause to take any actions to permit the Closing and the satisfaction of conditions to Closing to occur and to remove regulatory and other impediments to Closing and the satisfaction of conditions to Closing as promptly as practicable or without delay shall be subject to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with Governmental Authorities with respect to such actions.

(f)    Neither Parent nor any of its Affiliates shall knowingly take any action that would prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby or under the Investment Agreement, or would otherwise adversely affect in any material respect the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated hereby or under the Investment Agreement (including by acquiring or agreeing to acquire by merging or consolidating with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”) or enter into any new line of business, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition or the entering into such new line of business, as applicable, could reasonably be expected to prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent and Merger Sub to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or under the Investment Agreement. Nothing in this Section 5.8(f) is intended to impede any Person from continuing to operate its existing lines of business in the ordinary course.

Section 5.9    Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10    Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that the restrictions in this Section 5.10 shall not apply to any Company communication regarding an Alternative Proposal or from and after a Change of Recommendation, in each case, to the extent permitted by Section 5.5. Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement.

Section 5.11    Indemnification and Insurance.

(a)    Parent and Merger Sub agree to cause the Surviving Corporation to provide that all rights, to the extent permitted by Law, to exculpation, indemnification and advancement of expenses now existing in favor of the current and former directors, officers and employees appointed by the Company’s President to serve on its Executive Committee and those employees selected by the Executive Committee to be Division Managers (the “Executive Committee Employees ”), as the case may be, of the Company or its Subsidiaries as provided in their respective articles of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or the Executive Committee Employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or the Executive Committee Employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six (6)-year period. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.11.

(b)    For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses prior to final determination that indemnification is available, as such expenses are incurred for such Indemnified Party) each current and former director, officer or Executive Committee Employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law following receipt of an undertaking by or on behalf of such Person to repay such amount if it is ultimately determined that such Person was not entitled to indemnification under this Section 5.11, solely to the extent such undertaking is required under applicable Law or the Company’s organizational documents), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall be entitled to participate in the defense of any such Action with separate counsel and at their sole expense, and the Indemnified Party shall reasonably cooperate with Parent and the Surviving Company in connection therewith.

(c)    For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, either cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by this Section 5.11(c) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a six (6)-year prepaid “tail” directors’ and officers’ and fiduciary liability insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, such tail policy to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)    Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11 (subject to the undertakings described in Section 5.11(b)).

(e)    The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MBCA or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)    In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.11.

Section 5.12    Financing.

(a)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in the Redacted Fee Letter and any amendment or modification permitted under clause (b) below)), or on other terms that are acceptable to Parent and Merger Sub in their sole discretion and would not reasonably be expected to materially delay the Closing or adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated hereby, (iii) satisfy on a timely basis all conditions under its control in the Debt Commitment Letter and the Definitive Agreements and comply with its obligations under the Debt Commitment Letter and the Definitive Agreements and (iv) enforce its rights under the Debt Commitment Letter and the Definitive Agreements.

(b)    Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed): (i) permit any amendment or modification to, or any waiver of any provision under, the Debt Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (A) adds new (or modifies any existing) conditions to the consummation of all or any portion of the Debt Financing in a manner that would reasonably be expected to prevent, delay or impede the consummation of the Merger, the Debt Financing or the other transactions contemplated by this Agreement, (B) reduces the amount of the Financing below the Merger Amounts at the Closing or (C) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof; or (ii) terminate the Debt Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement. For the avoidance of doubt, nothing herein shall prevent the Parent from replacing or amending the Debt Commitment Letter or Definitive Agreements in order to (w) add lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof and to grant to such persons such approval rights as are customarily granted to additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, so long as any such addition would not reasonably be expected to prevent, delay or impede the consummation of the Merger, the Debt Financing or the other transactions contemplated by this Agreement, (x) give effect to the market flex provisions in the Redacted Fee Letter, (y) modify titles, allocations and fee sharing arrangements with respect to existing and additional Debt Financing Entities and (z) increase the amount of the Debt Financing unless, in the case of this clause (z), Parent and each of its Subsidiaries would not be Solvent after giving effect to such increase and the consummation of the Merger.

(c)    In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent will use its reasonable best efforts as promptly as practicable to (i) obtain alternative debt financing (in an amount sufficient, when taken together with the Cash Equity and the available portion of the Debt Financing, to consummate the transactions contemplated by this Agreement and to pay the other Merger Amounts) on terms and conditions not materially less favorable (taken as a whole) to Parent than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter (taking into account any market “flex” terms) and (ii) promptly notify the Company of such unavailability and the reason therefor; provided, that, in no event shall Parent and Merger Sub be obligated to accept or pursue any such alternative financing if it is materially less favorable (taken as a whole) to Parent than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter (taking into account any market “flex” terms). If any alternative financing is required in accordance with the immediately preceding sentence, Parent shall use its reasonable best efforts to obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such alternative debt financing, and Parent shall comply with its covenants in this Section 5.12(c) with respect to such new financing commitment (as if such financing commitment were the Debt Commitment Letter). For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Parent shall provide the Company with prompt written notice of any actual or threatened breach, termination, repudiation or default by any party to the Debt Commitment Letter or any Definitive Agreement or the receipt of any written notice or other written communication from any Debt Financing Entity with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof. Parent shall keep the Company reasonably informed, in all material respects, on a current basis of the status of its efforts to consummate the Debt Financing.

(d)    The foregoing notwithstanding (but subject to Section 8.5(b)), compliance by Parent and Merger Sub with this Section 5.12 shall not relieve Parent or Merger Sub of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(e)    Prior to the Closing, the Company shall use reasonable best efforts, and shall use its reasonable best efforts to cause its Subsidiaries and its and their Representatives to use reasonable best efforts, to provide all cooperation reasonably requested by Parent necessary or customary for the arrangement of the Debt Financing, including by (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (ii) to the extent required by the Debt Financing, using reasonable efforts to facilitate the pledging of collateral, effective no earlier than the Effective Time (including executing and delivering as of (but not prior to) the Closing, any pledge and security documents or other definitive financing documents as may be reasonably requested by Parent; provided, that, (A) none of the documents shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date with respect to such matters), (iii) furnishing Parent and the Debt Financing Entities as promptly as reasonably practicable following the delivery of a request therefor to the Company by Parent (which notice shall state with specificity the information requested) all Required Information (provided, that, the Company will have no obligation to prepare pro forma financial information), and periodically updating any Required Information provided to Parent as may be necessary so that such Required Information (A) is Compliant and (B) meets the applicable requirements set forth in the definition of “Required Information,” (iv) furnishing the Parent and the Debt Financing Entities promptly, and in any event at least two (2) Business Days prior to the Closing Date, all documentation and other information about the Company and its Subsidiaries required by the Debt Financing Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, that is required under any Debt Commitment Letter or any Definitive Agreements to the extent such documentation and other information is requested in writing to the Company at least five (5) Business Days prior to the Closing Date and (v) subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Debt Financing Entities authorizing the distribution of information with respect to the Company and its Subsidiaries to prospective lenders or investors. The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.12(e) that: (1) would require the Company, its Subsidiaries or any Persons who are officers or directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement (except for customary authorization letters under clause (v) above) or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement, (2) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by the Parent), (3) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other material expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing (except for customary authorization letters under clause (v) above), (4) would cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability (other than arising under applicable Law in connection with resolutions or consents by officers or directors which are subject to the occurrence of the Closing and passed by directors or officers continuing in their positions following the Closing), (5) would conflict with the organizational documents of the Company or its Subsidiaries or any applicable Laws, (6) would reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of its Subsidiaries is a party, in each case, prior to the Closing, (7) would require the Company, its Subsidiaries or any of their Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (8) would require the Company or any of its Subsidiaries or any of their Representatives to prepare any financial statements or information that are not readily available to the Company or prepared in the ordinary course of its financial reporting practice or (9) would unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries. Nothing contained in this Section 5.12(e) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.12(e) and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically in connection with its obligations pursuant to this Section 5.12(e)) (collectively, the “Reimbursement Obligations”); except in the event such losses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, the fraud, gross negligence or willful misconducts of the Company, any of its Subsidiaries or any of their respective Representatives.

Without limiting Section 8.5(b), it is acknowledged that in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing (including any alternative financing with respect thereto)) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement. The Company hereby consents to the use of the Company’s and the Subsidiaries’ logos in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(f)    The Company shall, and shall cause its Subsidiaries to, deliver, in each case, prior to the Closing Date (and as more specifically stated below), all notices and to take all other reasonable actions to facilitate (A) the repayment (using funds provided by Parent in accordance with the following sentence) in full on the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all amounts and other obligations then outstanding under and (B) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date of (such repayments and terminations, the “Existing Credit Facilities Termination”) that certain Credit Agreement, dated as of April 23, 2021, by and among the Company and BMO Harris Bank N.A., as agent (the “Credit Agreement”), including by providing no less than three (3) Business Days before the Closing Date to the Parent a payoff letter in customary form from the agent under the Credit Agreement, in form and substance reasonably satisfactory to Parent, which payoff letter shall, among other things, (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties and any other monetary obligations then due and payable under the Credit Agreement (the “Payoff Amount”), (ii) provide that upon receipt of the Payoff Amount under each such payoff letter, such indebtedness and all related loan documents (or similar agreements) shall be terminated and (iii) provide that all Liens (if any) and guarantees in connection with the Credit Agreement relating to the Company and its Subsidiaries securing the obligations under the Credit

Agreement shall be released and terminated upon receipt of the Payoff Amount. Parent shall provide all funds required to effect the Existing Credit Facilities Termination.

(g)    Subject to the limitations set forth in Section 8.5(b), Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the contributions contemplated by the Investment Agreement on the terms and conditions described in the Investment Agreement on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using its reasonable best efforts to (i) maintain in effect the Investment Agreement, (ii) satisfy on a timely basis all conditions under its control in the Investment Agreement and comply with its obligations under the Investment Agreement and (iii) enforce its rights under the Investment Agreement. Parent shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed): (i) permit any amendment or modification to, or any waiver of any provision under, the Investment Agreement if such amendment, modification or waiver (A) adds new (or modifies any existing) conditions to the consummation of the contributions contemplated therein in a manner that would reasonably be expected to prevent, delay or impede the consummation of the Merger, the Cash Equity or the other transactions contemplated by this Agreement, (B) reduces the amount of the Financing below the Merger Amounts at the Closing or (C) adversely affects the ability of Parent to enforce its rights against other parties to the Investment Agreement as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Investment Agreement as in effect on the date hereof; or (ii) terminate the Investment Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement. Parent shall provide the Company with prompt written notice of any actual or threatened breach, termination, repudiation or default by any party to the Investment Agreement or the receipt of any written notice or other written communication from any Equity Investor with respect to any breach, default, termination or repudiation by any party to the Investment Agreement of any provision thereof. Parent shall keep the Company reasonably informed, in all material respects, upon request of the status of its efforts to consummate the cash equity investment and contribution to Parent of the assets, in each case set forth therein.

Section 5.13    Stockholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated hereby (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall promptly notify Parent of any such stockholder Action, keep Parent reasonably informed with respect to the status thereof and give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 5.13 is without prejudice to the provisions in Section 2.1(b) relating to Dissenting Shares.

Section 5.14    Other Investors. Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person, other than those Persons set forth on Section 5.14 of the Parent Disclosure Letter, to obtain any equity interests (or rights to obtain any equity interests) in Parent or any Person of which Merger Sub is a direct or indirect Subsidiary, unless, in each case, the obtaining of such equity interests or rights to obtain such equity interests would not, individually or in the aggregate, prevent or delay or impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger, of the Equity Investors to perform their respective obligations under their respective Guarantees or of the equity investors specified in the Investment Agreement to perform its obligations the Investment Agreement and consummate the transactions contemplated by the Investment Agreement.

Section 5.15    Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from NASDAQ and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.16    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17    Obligations of Parent. Parent shall cause Merger Sub and each of Parent’s other Subsidiaries, and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with the Subsidiaries for the due and timely performance, satisfaction and discharge of each of the said covenants, obligations and liabilities. Parent, in its capacity as the sole stockholder of a wholly owned Subsidiary of which Merger Sub is a wholly owned Subsidiary, shall cause the Merger Sub’s sole member to approve this Agreement by written consent immediately following its execution.

Section 5.18    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.19    Tax Certificate. The Company will deliver to Parent a certificate, dated not more than thirty (30) calendar days prior to the Closing Date and in accordance with Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that each “interest” in the Company (within the meaning of Section 897(c)(1) of the Code) is not a “United States real property interest” within the meaning of Section 897(c) of the Code; provided, that Parent’s sole remedy in the event that the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

Section 5.20    Tax Abatements. From and after the date hereof, the Company and each Subsidiary shall use commercially reasonable efforts to cooperate with Parent and its Affiliates to take any actions that are reasonably necessary to ensure that, from and after the Closing, the Company and its Subsidiaries (and any successor entities) continue to benefit from any Tax benefits and/or Tax incentives under, and not be in default under, Tax abatement or other agreement listed on Section 3.19(a)(vii) of the Company Disclosure Letter, including by filing any notices, applications or reapplications that may be required by the applicable Governmental Entity party thereto.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    No Legal Restraints. No temporary restraining order, preliminary or permanent injunction or other order that makes illegal or prevents the consummation of the Merger or the other transactions contemplated hereby (or, to the extent such order or injunction relates to antitrust Law, the transactions contemplated by the Investment Agreement) shall have been issued by any court of competent jurisdiction or other Governmental Entity having jurisdiction over any party hereto and continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity having jurisdiction over any party hereto (any such order, injunction or Law, a “Legal Restraint”) that, in any case, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby (or, to the extent such Legal Restraint relates to antitrust Law, the transactions contemplated by the Investment Agreement).

(c)    Regulatory Approvals. Any waiting period under the HSR Act applicable to the Merger or the Investment Agreement shall have expired or been terminated and all consents, approvals, clearances and other authorizations of any Governmental Entity set forth in Schedule 6.1(c) to this Agreement shall have been obtained and any applicable waiting periods with respect thereto shall have expired or been terminated.

Section 6.2    Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a)    The representations and warranties of Parent and Merger Sub set forth in Section 4.1 through Section 4.13 (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)    Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3    Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) of the following conditions:

(a)    (i) The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(c) and the first sentence of Section 3.12 shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), other than, solely in respect of Section 3.2(a) and Section 3.2(c), de minimis inaccuracies; (ii) the representations and warranties of the Company set forth in Section 3.3(a), Section 3.17, Section 3.22 and Section 3.23 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)    Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d)    The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(e)    None of the consents, approvals, clearances, and other authorizations or expirations referenced in Schedule 6.1(c) shall have resulted in, and no Legal Restraint arising under any of the antitrust Laws relating to such consents, approvals, clearances or other authorizations or expirations shall have been issued, enacted, rendered, promulgated, enforced or deemed applicable by any Governmental Entity of any jurisdiction set forth on Schedule 6.1(c) that would impose, an MAE Detriment.

Section 6.4    Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger (except to the extent otherwise required by any Legal Restraint) or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such party’s breach of any covenant or agreement of this Agreement shall have been the proximate cause of the failure of such condition.

ARTICLE 7

TERMINATION

Section 7.1    Termination or Abandonment. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a)    by the mutual written consent of the Company and Parent;

(b)    by either the Company or Parent if (i) the Effective Time shall not have occurred on or before May 8, 2022 (provided, that if, as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing) other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (but only to the extent the applicable Legal Restraint relates to competition laws), then such date shall automatically be extended to August 8, 2022 (as may be so extended, the “End Date”)) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of the failure to consummate the Merger on or before such date;

(c)    by either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement (including consummation of the Merger), and such order, decree or ruling shall have become final and nonappealable;

(d)    by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have concluded, a vote on the approval of this Agreement shall have occurred, and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e)    by the Company, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided, that, the Company is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement which breach would result in a failure of a condition set forth in Section 6.1 or Section 6.3 to be satisfied;

(f)    by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided, that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement, which breach would result in a failure of a condition set forth in Section 6.1 or Section 6.2 to be satisfied;

(g)    (i) by the Company prior to the receipt of the Company Stockholder Approval at the Company Meeting, in order to enter into a definitive, written agreement for a transaction that constitutes a Superior Proposal if (A) the Company has complied in all material respects with the last sentence of Section 5.5(c) with respect to such Superior Proposal, (B) prior to or substantially concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 7.3(a) and (B) promptly after such termination, the Company enters into such definitive written agreement for such transaction that constitutes a Superior Proposal, or (ii) by Parent, if a Change of Recommendation shall have occurred; and

(h)    by the Company at any time after the end of the Termination Right Notice Period if (i) the conditions set forth in Section 6.1 and Section 6.3 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions have been and are capable of being satisfied as of the Closing if the Closing were to have occurred during such Termination Rights Notice Period), (ii) the Company shall have given Parent at least three (3) Business Days’ prior written notice (the “Termination Right Notice Period”) (provided that the Termination Right Notice Period may not commence prior to the date set forth in the proviso to Section 1.2) of the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 (and that those conditions that by their nature are to be satisfied at the Closing are capable of being satisfied as of the Closing if the Closing were to have occurred during such Termination Rights Notice Period) and that the Company stands ready, willing and able to consummate the Closing, (iii) Parent fails to consummate the Closing by the end of the Termination Right Notice Period, and (iv) the Company stood ready, willing and able to consummate the Closing during normal business hours during the Termination Right Notice Period.

Section 7.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the

Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, or their respective former, current or future directors, partners, stockholders, managers or members, except that (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (ii) except to the extent set forth in Section 7.3, no such termination shall relieve any party for liability for such party’s Willful Breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the Confidentiality Agreements, the Guarantees, this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

Section 7.3    Termination Fees.

(a)    Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g)(ii), or (iii) (A) in the case of a termination pursuant to Section 7.1(d), an Alternative Proposal is publicly proposed or publicly disclosed after the date of this Agreement and prior to the Company Meeting, or in the case of a termination pursuant to Section 7.1(b), an Alternative Proposal has been disclosed or communicated to the Board of Directors of the Company after the date of this Agreement and prior to the End Date, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement for a transaction that constitutes an Alternative Proposal or completed a transaction that constitutes an Alternative Proposal (it being understood that the transaction for an Alternative Proposal under clause (C) need not be with the same counterparty that made the Alternative Proposal under clause (A)), then, upon completion of such transaction (whether or not within such twelve (12) month period or, if such transaction under clause (C) terminates prior to completion due to the Company’s receipt or public disclosure of a Superior Proposal (or similar concept as defined under the definitive agreement providing for such transaction), upon completion of a transaction with respect to such Superior Proposal (whether or not with the same counterparty that made the Alternative Proposal under clause (A)) subsequent to the termination of such transaction under clause (C), the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $158,000,000 in cash (the “Company Termination Fee”), such payment to be made concurrently with, and as a condition to the effectiveness of, termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Upon the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a), together with any fees, costs, expenses and interest payable pursuant to Section 7.1(c) and any filing costs payable pursuant to Section 8.2, none of the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives (collectively, the “Company Related Parties”) shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub, Walnut, the Equity Investors, the respective Affiliates of the foregoing, or the respective Representatives of the foregoing (collectively, the “Parent Related Parties”).

(b)    Parent Termination Fees.

(i)    If the Company shall have terminated this Agreement pursuant to Section 7.1(e) or Section 7.1(h) in either case in circumstances where the conditions set forth in Section 8.2 of the Investment Agreement shall not have been satisfied or waived (assuming the closing under the Investment Agreement were happening on the date of such termination), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $300,000,000 in cash (the “Parent Equity Financing Termination Fee”).

(ii)    If the Company shall have terminated this Agreement pursuant to Section 7.1(h) in circumstances where the Debt Financing (or any alternative debt financing required by Section 5.12, as the case may be) was not ready, willing and able to fund at Closing (other than as a result of the inability of the closing to occur under the Investment Agreement due to the failure of the conditions set forth in Section 8.2 of the Investment Agreement to have been satisfied or waived), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $250,000,000 in cash (the “Parent Debt Financing Termination Fee”).

(iii)    If (A) Parent or the Company shall have terminated this Agreement pursuant to Section 7.1(b) and, at the time of such termination under this clause (A), (1) the conditions set forth in at least one of Section 6.1(b) (as a result of a Legal Restraint under the antitrust Laws), Section 6.1(c) or Section 6.3(e) shall not have been satisfied or waived, (2) a material breach by the Company of this Agreement is not the proximate cause of one or more of the conditions in Section 6.1(b), Section 6.1(c) or Section 6.3(e) to not be satisfied (provided, that Parent shall have provided written notice to the Company promptly after becoming aware of the material breach and such material breach either (x) cannot be cured by the End Date or (y) if curable, is not cured within thirty (30) Business Days following Parent’s delivery of such written notice to the Company) and (3) all other conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.3 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), (B) Parent or the Company shall have terminated this Agreement pursuant to Section 7.1(c) (as a result of an order, decree or ruling under the antitrust Laws) and, at the time of such termination under this clause (B), (1) a material breach by the Company of this Agreement is not the proximate cause of such order, decree or ruling (provided, that Parent shall have provided written notice to the Company promptly after becoming aware of the material breach and such material breach either (x) cannot be cured by the End Date or (y) if curable, is not cured within thirty (30) Business Days following Parent’s delivery of such written notice to the Company) and (2) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.3 (other than the conditions set forth in Section 6.1(b) (as a result of an Legal Restraint under the antitrust Laws), Section 6.1(c), Section 6.3(e) and, if the Agreement is not yet eligible to be terminated under Section 7.1(d), Section 6.1(a)) have been satisfied or (to the extent permitted by applicable Law) waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), or (C) the Company shall have terminated this Agreement pursuant to Section 7.1(e) due to a breach or failure to perform by Parent of its covenants under Section 5.8 being the proximate cause of one or more of the conditions in Section 6.1(b) (to the extent relating to Legal Restraints arising under the antitrust Laws), Section 6.1(c) or Section 6.3(e) not being satisfied, and at the time of such termination (1) the conditions in Section 6.1(b) (to the extent relating to Legal Restraints arising under the antitrust Laws), Section 6.1(c) and Section 6.3(e) have not all been satisfied or (to the extent permitted by Law) waived and (2) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.3 (other than the conditions set forth in Section 6.1(b) (as a result of an Legal Restraint under the antitrust Laws), Section 6.1(c), Section 6.3(e) and, if the Agreement is not yet eligible to be terminated under Section 7.1(d), Section 6.1(a)) have been satisfied or (to the extent permitted by applicable Law) waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $250,000,000 in cash (the “Antitrust Termination Fee”).

(iv)    Any fees payable by Parent pursuant to this Section 7.3(b) shall be payable within three (3) Business Days of the relevant termination of this Agreement. It is hereby understood that in no event shall Parent be required to pay more than one of the Parent Equity Financing Termination Fee, the Parent Debt Financing Termination Fee or the Antitrust Termination Fee (each, a “Parent Termination Fee”) or pay any Parent Termination Fee on more than one occasion. Further, upon the payment by Parent of the Parent Equity Financing Termination Fee, the Parent Debt Financing Termination Fee or the Antitrust Termination Fee, as applicable, as and when required by this Section 7.3(b), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c) and any expenses payable pursuant to Section 8.2 and Section 5.11(e), no Parent Related Party or its Representatives shall have any further liability with respect to this Agreement, the Commitment Letters, the Guarantees or the transactions contemplated hereby or thereby to any Company Related Party.

(v)    In the event of a termination by the Company pursuant to Section 7.1(h), upon the Company’s request for clarification, Parent shall promptly deliver to the Company a certificate signed by an authorized representative of Parent specifying whether, at the time the Company terminated this Agreement, the conditions set forth in Section 8.2 of the Investment Agreement were satisfied, and such certificate shall be required to be accurate.

(c)    Acknowledgements.

(i)    Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement and that, without Section 7.3(b), the Company would not entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 7.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee or the applicable Parent Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made (collectively, the “Enforcement Expenses”). The parties further acknowledge that neither the Company Termination Fee nor the applicable Parent Termination Fee shall constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the applicable Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge that the right to receive the Company Termination Fee or the applicable Parent Termination Fee, as applicable, shall not limit or otherwise affect any such party’s right to specific performance as provided in Section 8.5; provided, that under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the Effective Time occurring and the applicable Parent Termination Fee or the Company Termination Fee, as applicable, being paid.

(ii)    Notwithstanding anything to the contrary set forth in this Agreement (but subject to Section 8.5), each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement and receive payment of the applicable Parent Termination Fee pursuant to Section 7.3(b) (or, if the applicable Parent Termination Fee is not payable following termination, to collect damages for Parent’s or Merger Sub’s Willful Breach of any covenant or agreement of this Agreement prior to its termination pursuant to clause (ii) of Section 7.2), together with any Enforcement Expenses and any Reimbursement Obligations and expenses payable pursuant to Section 8.2 shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against any Parent Related Party for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement or the Commitment Letters (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful (including Willful Breach), intentional, unilateral or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the applicable Parent Termination Fee to the Company pursuant to Section 7.3(b), together with the Enforcement Expenses, any Reimbursement Obligations and any expenses payable pursuant to Section 8.2, (A) none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantees, the Commitment Letters or the transactions contemplated hereby or thereby, and (B) none of the Company Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. The foregoing notwithstanding, following termination of this Agreement by either Parent or the Company (other than a termination that requires the payment of the Parent Equity Financing Termination Fee), the Company may seek monetary damages from Parent or Merger Sub for its Willful Breach of this Agreement; provided that, in no event shall Parent, Merger Sub or any Parent Related Party be subject to (nor shall any Company Related Party seek to recover) monetary damages in excess of an amount equal to $425,000,000 (the “Parent Damage Cap”), or payment of both monetary damages and the applicable Parent Termination Fee in a combined amount in excess of the Parent Damage Cap, for any losses or other liabilities arising out of or in connection with breaches (whether willful (including Willful Breach), intentional, unilateral or otherwise) by Parent or Merger Sub of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have with respect thereto, including in respect of any representation made or alleged to be made in connection herewith, including for a breach of Section 2.2(a) as a result of the Financing not being available or otherwise arising from the Commitment Letters or the Guarantees or in respect of any representation made or alleged to be made in connection herewith or therewith. Without limiting the foregoing provisions of this Section 7.3(c)(ii), (A) the sole remedy of the Company with respect to any representation, warranty, covenant or agreement made by Walnut hereunder shall be to seek specific performance of Walnut’s obligations under Section 5.2 to the extent provided in Section 8.5 and in no event shall any breach or alleged breach by Walnut of any such representation, warranty, covenant or agreement give rise to monetary damages against Walnut or any Parent Related Party, and (B) if the Company seeks to recover any damages (including for Willful Breach) or any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith and this Agreement has been terminated under circumstances where the Parent Equity Financing Termination Fee is required to be paid, or where such claim otherwise relates to a failure to satisfy any condition set forth in Section 8.2 of the Investment Agreement, the Parent Damage Cap (including any obligation to pay the Parent Equity Financing Termination Fee) shall equal $300,000,000.

(iii)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.5 and except for the right of Parent and Merger Sub to seek damages with respect to this Agreement as described in the immediately following sentence (subject to the limitations described therein), each of the parties hereto expressly acknowledges and agrees that Parent’s right to terminate this Agreement and receive payment of the Company Termination Fee pursuant to Section 7.3(a), together with any Enforcement Expenses and any expenses payable pursuant to Section 8.2, shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent Related Parties against the Company Related Parties for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful (including Willful Breach), intentional, unilateral or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the Company Termination Fee to Parent pursuant to Section 7.3(a), together with the Enforcement Expenses and any expenses payable pursuant to Section 8.2, (A) none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby or thereby, and (B) none of the Parent Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. The foregoing notwithstanding, following termination of this Agreement by either Parent or the Company, Parent may seek monetary damages from the Company for its Willful Breach of this Agreement; provided that, in no event shall the Company or any Company Related Party be subject to (nor shall any Parent Related Party seek to recover) monetary damages in excess of an amount equal to $175,000,000 (the “Company Damage Cap”), or payment of both monetary damages and the Company Termination Fee in a combined amount in excess of the Company Damage Cap, for any losses or other liabilities arising out of or in connection with breaches (whether willful (including Willful Breach), intentional, unilateral or otherwise) by the Company of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Parent Related Party may have with respect thereto, including in respect of any representation made or alleged to be made in connection herewith.

(iv)    Nothing in this Section 7.3(c) will relieve any party from liability for (1) any Fraud or (2) any breach of the Confidentiality Agreements.

ARTICLE 8

MISCELLANEOUS

Section 8.1    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2    Expenses. Except as set forth in Section 7.3 and Section 8.15, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company, and all filing fees paid by any party in respect of any HSR Act or other regulatory filing shall be borne by Parent.

Section 8.3    Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4    Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware (except that matters relating to the duties of the members of the Board of Directors or to the internal affairs doctrine with respect to the Company shall be governed by and construed in accordance with the laws of the State of Mississippi). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this

Section 8.4, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.5    Specific Enforcement.

(a)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, subject to Section 8.5(b), in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, including for the avoidance of doubt, the covenants and agreements of Walnut in Section 5.2, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, but subject to the limitations on such remedies under this Agreement or the Guarantees) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)    In circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company, and that the Company shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, subject to the limitations set forth in Section 7.3) to specifically enforce Parent’s obligation to cause the Cash Equity to be funded under the Investment Agreement and Parent’s and Merger Sub’s obligations to consummate the Merger at any time after the SP Right Notice Period if, but only if, (i) all of the conditions set forth in Article VIII of the Investment Agreement have been satisfied or waived (other than those conditions, that by their nature are to be satisfied at the closing under the Investment Agreement, but that such conditions are capable of being satisfied as of such closing), (ii) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but that such conditions are capable of being satisfied as of such Closing), (iii) the Company shall have given Parent at least three (3) Business Days’ prior irrevocable written notice (the “SP Right Notice Period”) (provided that the SP Right Notice Period may not commence prior to the date set forth in the proviso to Section 1.2) of the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 (and that those conditions that by their nature are to be satisfied at Closing are capable of being satisfied if the Closing were to occur) and that, if specific performance is granted and the Cash Equity and Debt Financing are funded, the Company stands ready, willing and able to consummate the Closing and (iv) Parent fails to consummate the Closing by the end of the SP Right Notice Period.

(c)    Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties acknowledge and agree that time is of the essence and that the parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms (but subject to any time period allotted for such performance by such terms), including but not limited to as a result of any dispute over the parties’ obligations to consummate the transactions contemplated hereby. It is accordingly agreed that, as to any claims or Actions in which a party seeks specific performance or other equitable relief pursuant to this Section 8.5, the parties shall use their best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any party’s request for expedited proceedings.

Section 8.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION,

PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7    Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, facsimile transmission, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

CMSC Poultry, LLC

c/o Cargill Meat Solutions Corporation

825 Douglas Ave.

Wichita, KS 67202

Attention:    Jon Nash

            Mark Quayle

Email:          jon_nash@cargill.com

            mark_quayle@cargill.com

Wayne Farms Holdings LLC

4110 Continental Dr.

Oakwood, GA 30566

Attention: Jeremy Vern Kilburn

Email:      Jeremy.Kilburn@waynefarms.com

With a copy to:

Continental Grain Company

767 Fifth Avenue — 15th Floor

New York, NY 10153-0028

Attention: Michael Mayberry

Email:       michael.mayberry@conti.com

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention: Ethan A. Klingsberg

                 Paul K. Humphreys

Facsimile: (212) 277-4001

Email:      ethan.klingsberg@freshfields.com

          paul.humphreys@freshfields.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Steven J. Williams

Facsimile: (212) 757-3990

Email:        swilliams@paulweiss.com

To the Company:

Sanderson Farms, Inc.

127 Flynt Road

Laurel, Mississippi 39443

Attention: D. Michael Cockrell

Facsimile: (601) 425-0704

Email:       MCockrell@sandersonfarms.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David A. Katz

         Alison Z. Preiss

Facsimile: (212) 403-2000

Email:      DAKatz@wlrk.com

         AZPreiss@wlrk.com

Fishman Haygood, L.L.P.

201 St. Charles Avenue

Suite 4600

New Orleans, Louisiana 70170-4600

Attention:  Louis Y. Fishman

          Maureen Brennan Gershanik

Facsimile: 504-586-5250

Email:       LFishman@fishmanhaygood.com

          MGershanik@fishmanhaygood.com

Brunini, Grantham, Grower & Hewes, PLLC

The Pinnacle Building

190 East Capitol St, Suite 100

Jackson, Mississippi 39201

Attention: Walter S. Weems

          Ken Rogers

Facsimile: (601) 960-6902

Email:      WWeems@brunini.com

         KRogers@brunini.com

To Walnut:

Wayne Farms LLC

4110 Continental Dr.

Oakwood, GA 30566

Attention:    Jeremy Vern Kilburn

Email:          Jeremy.Kilburn@waynefarms.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Steven J. Williams

Facsimile: (212) 757-3990

Email:       swilliams@paulweiss.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email or facsimile, provided, that the recipient confirms in writing its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any prohibited assignment is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the provisions of Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Equity Awards as of the Effective Time) and Section 5.11 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties) and (b) for the limitations on liability of the Company Related Parties and Parent Related Parties set forth in Section 7.3(a), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.11    Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ require further approval of the stockholders of the Company or the sole member of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole member of Merger Sub, as applicable; provided, further, that any amendment or waiver to the provisions to which Walnut is expressly bound (including by amendment to defined terms used in such provisions) shall be in writing and signed, in the case of an amendment, by the Company, Parent, Merger Sub and Walnut, or in the case of a waiver, by the party against whom the waiver is to be effective. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13    Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “$” or “dollars” shall be to U.S. dollars. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to August 8, 2021. All references to information or documents having been “made available” (or words of similar import) shall mean such items or documents that have been made available to Parent or its Representatives in the electronic data room maintained by the Company, provided directly (including via email) to Parent or its Representatives or made publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, in advance of the date hereof unless otherwise expressly specified. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. References to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time; provided, that with respect to any Contract listed in the Company Disclosure Letter, such references shall only include any amendments, restatements, replacements or modifications that are made available to Parent. All accounting terms used herein and not expressly defined shall have the meanings given to them under GAAP. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14    Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.15    Transfer Taxes. Except as otherwise provided in Section 2.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by the Company, Parent or Merger Sub and expressly shall not be a liability of holders of Shares.

Section 8.16    Debt Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, and each Company Related Party: (a) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter and the Definitive Agreements) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any Company Related Party to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, and the Company Related Parties in any such proceeding shall be effective if notice is given in accordance with Section 8.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST THE DEBT FINANCING PARTIES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, THE DEFINITIVE AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees that none of the Debt Financing Parties will have any liability to the Company or any Company Related Party or its or their Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (and without limiting the foregoing, no Debt Financing Party shall be subject to any special, consequential, punitive or indirect damages) and (h) agrees that the Debt Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.16, and that such provisions and the definition of “Debt Commitment Letter,” “Debt Financing Entities,” “Debt Financing Parties,” “Definitive Agreements” and “Redacted Fee Letter” shall not be amended in any way adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Entities.

Section 8.17    [Reserved].

Section 8.18    No Recourse. This Agreement may only be enforced against, any Action that may be based upon or under, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Persons that are expressly identified as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No Parent Related Party (other than Parent, Merger Sub and Walnut, in each case to the extent set forth in this Agreement and the Equity Investors to the extent set forth in the applicable Guarantee) or Company Related Party (other than the Company to the extent set forth in this Agreement) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any Action (whether at law, in equity, in tort, in contract or otherwise) based on, in respect of or by reason of, the transactions completed hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against or seek to recover monetary damages from, any Parent Related Party (other than Parent, Merger Sub and Walnut solely to the extent provided under this Agreement and the Equity Investors solely to the extent set forth in the Investment Agreement (to the extent of third party beneficiary rights expressly specified therein) and the applicable Guarantee). In no event shall Parent, Merger Sub or any of the Parent Related Parties, and Parent and Merger Sub agree not to and to cause the Parent Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against or seek to recover monetary damages from, any Company Related Party (other than the Company under this Agreement). Notwithstanding the foregoing, nothing in this Section 8.18 shall limit the Company’s remedies which are otherwise expressly retained by it pursuant to Section 8.5.

Section 8.19    Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended (including, without limitation, its books and records provisions), the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York or Mississippi are authorized by law or executive order to be closed.

“Cause” means, for any individual with an employment agreement with the Company, “Cause” as defined in such agreement and, for any other individual, “Cause” as defined in the Sanderson Farms, Inc. Severance Plan.

“Company Equity Awards” means Company Restricted Share Awards and Company Performance Share Awards.

“Company Equity Plan” means the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan.

“Company Material Adverse Effect” means an event, change, occurrence, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, or financial condition of the Company and its Subsidiaries, taken as a whole, but shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) any change in the market price or trading volume of the Company’s Shares (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect); (b) the execution, announcement or pendency of this Agreement or the terms hereof (including the identity of Parent, Merger Sub or Walnut), the taking of any action (or the refraining from taking an action) as required or expressly contemplated by this Agreement, or the announcement, pendency or consummation of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, Governmental Entities or other business relationships, but excluding the Company’s compliance with its obligations pursuant to Section 5.1(a), except to the extent that Parent has unreasonably withheld a consent under Section 5.1(a)) (provided, that this clause (b) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 3.3(b) and Section 3.3(c))) or with respect to the condition to Closing contained in Section 6.3(a), to the extent it relates to such representations and warranties); (c) the general conditions or trends in the industries in which the Company and its Subsidiaries operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (d) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets); (e) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, ransomware or malware, military activity, sabotage or cybercrime, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (f) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God; (g) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect; provided, further, that this clause (g) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (h) any Action or proceeding based on allegations of a breach of fiduciary duty or violation of applicable Law relating to or resulting from this Agreement or the transactions contemplated hereby; (i) any action taken by the Company at the written direction of Parent or any action required or expressly permitted by specific provisions of this Agreement to be taken by Parent, Merger Sub, Walnut or the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking, but excluding the Company’s compliance with its obligations pursuant to Section 5.1(a), except to the extent that Parent has unreasonably withheld a consent under Section 5.1(a) (provided, that this clause (i) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 3.3(b) and Section 3.3(c))) or with respect to Closing contained Section 6.3(a), to the extent it related to such representations and warranties); (j) any breach by Parent, Merger Sub or Walnut of this Agreement, (k) any matter expressly set forth on the Company Disclosure Letter as qualifying the first sentence of Section 3.12 or to the extent that the relevance of such matter is reasonably apparent on its face as qualifying the first sentence of Section 3.12; or (l) any change in any applicable Law (including as it may relate to COVID-19 or cyberterrorism, ransomware or malware) or GAAP (or authoritative interpretations of any applicable Law or GAAP) after the date of this Agreement; provided, however, that, to the extent such events, circumstances, conditions, changes, developments or effects referred to in clauses (c), (d), (e), (f) or (l) has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur.

“Company MSPP” means the Sanderson Farms, Inc. Management Share Purchase Plan under the Company Equity Plan.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the Company and the Company’s Subsidiaries, taken as a whole, or omit to state any material fact regarding the Company and the Company’s Subsidiaries, taken as whole, necessary in order to make such Required Information, in light of the circumstances under which such Required Information was furnished, not misleading under the circumstances, and (b) the financial statements included in such Required Information would not be deemed stale for purposes of syndicating the credit facilities contemplated by the Debt Commitment Letter.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement that either is legally binding or purports on its face to be legally binding.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021 or other measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries, in each of the foregoing cases, for the protection of the health or safety of the employees, partners, patients, vendors, service providers of the Company and its Subsidiaries or any other natural persons.

“Cybersecurity Measures” means (a) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of personally identifiable information and (b) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries that are substantially consistent with the actions taken by other businesses who have been affected by cybercrime, cyberterrorism, ransomware or malware attacks in response to a cybersecurity attack, breach or incident, for the protection of its information technology or any stored personally identifiable information.

“Debt Financing Entities” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or provide, loans for Parent in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Merger, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.

“Debt Financing Parties” shall mean the Debt Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Debt Financing Party.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fraud” means, with respect to a party, an actual and intentional fraud with respect to a representation or warranty in this Agreement that involves a knowing and intentional misrepresentation or omission.

“GAAP” means United States generally accepted accounting principles.

“Good Reason” means, for any individual with an employment agreement with the Company, “Good Reason” as defined in such agreement and, for any other individual, “Good Reason” as defined in the Sanderson Farms, Inc. Severance Plan.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“Import and Export Laws” means (a) all Sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation and the Export Administration Regulations, and (b) all other applicable import and export control Laws in any countries in which the Company and its Subsidiaries conduct business.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.19(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.19(a) of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, security interest, charge, title defect, claim, hypothecation, easement, right-of-way, option to purchase or other encumbrance of any kind or nature whatsoever, but excluding any license of Intellectual Property.

“NASDAQ” means The NASDAQ Global Select Market.

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, or being contested in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity, (d) that is disclosed on the most recent consolidated balance sheet of the Company including the notes thereto (or securing liabilities reflected on such balance sheet) or (e) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company and is not material to the Company and its Subsidiaries taken as a whole.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Qualifying Termination” means a termination of employment without Cause, for Good Reason or due to death or disability.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions are fee amounts, “market flex,” the alternative transaction fee and other provisions that are customarily redacted in connection with merger agreements of this type; provided, that, in each case, such redactions do not relate to any terms that would be reasonably likely to affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Merger Amount at the Closing.

“Required Information” means (a) the financial statements of the Company and its Subsidiaries required pursuant to paragraphs 7(1) and 7(2) of Exhibit C of the Debt Commitment Letter and (b) all other financial information and financial data regarding the Company its Subsidiaries of the type and form customarily included in marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letter and that is reasonably required by the Debt Financing Entities or reasonably necessary to satisfy the conditions pursuant to paragraph 7(3) of Exhibit C to the Debt Commitment Letter.

“Sanctioned Person” means a Person that is (a) the subject of Sanctions, (b) located in or organized under the Laws of a country or territory that has been the subject of country- or territory-wide Sanctions within the past five (5) years (for purposes of this Agreement, Cuba, Iran, North Korea, Sudan, Syria or the Crimea region) or (c) greater than 50% owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargos and export, reexport, transfer and import controls (in each case, having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including the Office of Foreign Asset Control of the Department of the Treasury and the Department of State), (b) the European Union (as enforced by its member states), (c) the United Nations Security Council, (d) Her Majesty’s Treasury or (e) other similar Governmental Entity with similar regulatory authority over the Company or any of its Subsidiaries from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” means, with respect to any Person, that:

(a)    the fair saleable value (determined on a going concern basis) of the assets of such Person is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b)    such Person is able to pay its debts and obligations in the ordinary course of business as they become due; and

(c)    such Person has adequate capital to carry on its businesses and all businesses in which it is about to engage.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Tax Return” means any return, report or similar filing required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, transfer, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, customs, duties and value added taxes.

“Willful Breach” means a material breach of this Agreement that is a result of an intentional act or failure to act where the breaching party knows that the taking of such act or failure to act would, or would reasonably be expected to, cause, result in or constitute a material breach of this Agreement.

Section 8.20    Terms Defined Elsewhere. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

2019 Company Performance Share Award	Section 2.3(b)(i)
2019 Vested Shares	Section 2.3(b)(i)(A)
2020 Company Performance Share Award	Section 2.3(b)(ii)
2020 Vested Shares	Section 2.3(b)(ii)(A)
ACA	Section 3.11(c)
Accelerated Company Restricted Share Award	Section 2.3(a)
Action	Section 5.11(b)
Agreement	Preamble
Alternative Proposal	Section 5.5(f)
Antitrust Termination Fee	Section 7.3(b)(ii)
Articles of Merger	Section 1.3
Board of Directors	Recitals
Book-Entry Shares	Section 2.2(a)
Cancelled Shares	Section 2.1(a)(ii)
Cash Equity	Section 4.5(b)
Cedar Confidentiality Agreement	Section 5.4(b)

Cedar Guarantor	Recitals
Certificate of Merger	Section 1.3
Certificates	Section 2.2(a)
Change of Recommendation	Section 5.5(c)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(b)(iii)
Commitment Letters	Section 4.5(b)
Common Stock	Section 2.1(a)(i)
Company	Preamble
Company Benefit Plans	Section 3.11(a)
Company Bylaws	Section 1.5
Company Damage Cap	Section 7.3(c)(ii)
Company Disclosure Letter	Article 3
Company Employees	Section 5.7(a)
Company ESOP	Section 5.7(g)
Company Material Contract	Section 3.19(a)
Company Meeting	Section 5.6(b)
Company Performance Share Awards	Section 2.3(b)(ii)
Company Permits	Section 3.7(b)
Company Related Parties	Section 7.3(a)
Company Restricted Share Awards	Section 2.3(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Approval	Section 3.18
Company Termination Fee	Section 7.3(a)
Confidentiality Agreements	Section 5.4(c)
Conifer Confidentiality Agreement	Section 5.4(b)
Conifer Guarantor	Recitals
Credit Agreement	Section 5.12(e)
Debt Commitment Letter	Section 4.5(a)
Debt Financing	Section 4.5(a)
Definitive Agreements	Section 5.12(a)
Dissenting Shares	Section 2.1(b)
Divestiture Actions	Section 5.8(b)
DLLCA	Recitals
Effective Time	Section 1.3
End Date	Section 7.1(b)
Enforceability Exceptions	Section 3.19(b)
Enforcement Expenses	Section 7.3(c)(i)
Equity Investors	Recitals
ERISA	Section 3.11(a)
Exchange Fund	Section 2.2(a)
Executive Committee Employees	Section 5.11(a)
Existing Credit Facilities Termination	Section 5.12(e)
FDA	Section 3.9(a)
Financing	Section 4.5(b)
Food Authorities	Section 3.9(a)
FTC	Section 3.9(a)
Governmental Entity	Section 3.3(b)
Guarantee	Section 4.13
HSR Act	Section 3.3(b)
Indemnified Party	Section 5.11(b)

Intellectual Property	Section 3.15(a)
Intervening Event	Section 5.4(h)
Intervening Event Notice	Section 5.5(d)
Investment Agreement	Section 4.5(b)
Lease	Section 3.16
Leased Real Property	Section 3.16
Legal Restraint	Section 6.1(b)
MAE Detriment	Section 5.8(b)
Maximum Amount	Section 5.11(c)
MBCA	Recitals
Merger	Recitals
Merger Amounts	Section 4.5(d)
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	Section 3.11(a)
New Plans	Section 5.7(a)
Old Plans	Section 5.7(a)
Owned Real Property	Section 3.16
Parent	Preamble
Parent Approvals	Section 4.2(b)
Parent Damage Cap	Section 7.3(c)(ii)
Parent Debt Financing Termination Fee	Section 7.3(b)(ii)
Parent Disclosure Letter	Article 4
Parent Equity Financing Termination Fee	Section 7.3(b)(i)
Parent Material Adverse Effect	Section 4.1
Parent Related Parties	Section 7.3(a)
Paying Agent	Section 2.2(a)
Payoff Amount	Section 5.11(f)
Permits	Section 3.7(b)
Preferred Stock	Section 3.2(a)
Products	Section 3.9(a)
Proxy Statement	Section 3.13
Real Property	Section 3.16
Recommendation	Section 3.3(a)
Reimbursement Obligations	Section 5.12(e)
Representatives	Section 5.4(a)
Share	Section 2.1(a)(i)
SP Right Notice Period	Section 8.5(b)
Specified Acquisition	Section 5.8(e)
Specified Approvals	Section 3.3(b)
Superior Proposal	Section 5.4(g)
Superior Proposal Notice	Section 5.5(c)
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Termination Right Notice Period	Section 7.1(h)
USDA	Section 3.9(a)
Walnut	Preamble

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WALNUT SYCAMORE HOLDINGS LLC, acting by its Managing Members:

CMSC POULTRY, LLC

By:	/s/ Brian Sikes
	Name:	Brian Sikes
	Title:	President

WAYNE FARMS HOLDINGS LLC

By:	/s/ Courtney Fazekas
	Name:	Courtney Fazekas
	Title:	Chief Financial Officer and Treasurer

SYCAMORE MERGER SUB LLC, acting by its Managing Member, SYCAMORE BUYER LLC, acting by its Managing Member, WALNUT SYCAMORE HOLDCO LLC, acting by its Managing Member, WALNUT SYCAMORE HOLDINGS LLC, acting by its Managing Members:

CMSC POULTRY, LLC

By:	/s/ Brian Sikes
	Name:	Brian Sikes
	Title:	President

WAYNE FARMS HOLDINGS LLC

By:	/s/ Courtney Fazekas
	Name:	Courtney Fazekas
	Title:	Chief Financial Officer and Treasurer

SANDERSON FARMS, INC.

By:	/s/ D. Michael Cockrell
	Name:	D. Michael Cockrell
	Title:	Treasurer, Chief Financial Officer
and Chief Legal Officer

WAYNE FARMS LLC

By:	/s/ Courtney Fazekas
	Name:	Courtney Fazekas
	Title:	Chief Financial Officer and Treasurer

[Signature Page to Agreement and Plan of Merger]